PaulHastings

07025324

Paul, Hastings, Janofsky & Walker LLP
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farrahshort@paulhastings.com

July 13, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: <u>Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended</u>

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on <u>Schedule 1</u> attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of June 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on <u>Schedule 1</u>.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.4

Schedule 1

Information Published, Filed or Distributed during June 2007

1. Notice of the 183rd Ordinary General Shareholders' Meeting (Exhibit 1)

2. Notice of Resolutions passed at the 183rd Ordinary General Shareholders' Meeting (Exhibit 2)

3. Approval of Introduction of Measures for the Large Purchase of Company Shares (Anti-Takeover Measures) (Exhibit 3)

4. Corporate Governance Report (Exhibit 4)

5. Oath of Timely Disclosure (Exhibit 5)

6. Overview of Timely Disclosure System (Exhibit 6)

7. Brief explanation of Annual Report (*Yukashoken Hokokusho*) with Financial Statements (Consolidated basis and non-consolidated basis) (Exhibit 7)

8. Notice of Withdrawal of a Portion of the Lawsuit against Yamaha's U.S. Subsidiary (Exhibit 8)

Exhibit 2

(Translation Only)

YAMAHA CORPORATION
10-1 Nakazawa-cho, Naka-ku, Hamamatsu,
Shizuoka 430-8650, Japan

June 26, 2007

Notice of Resolutions Passed at the 183rd Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you that the scheduled matters were reported and resolved as follows at the 183rd Ordinary General Shareholders' Meeting held today.

Very truly yours,

Mitsuru Umemura
President and Representative Director

Matters to be reported:

1. The Business Report, the Consolidated Financial Statements, and the Audit Reports of the Consolidated Financial Statements by the Independent Auditor and the Board of Corporate Auditors, for the 183rd Fiscal Year (from April 1, 2006 through March 31, 2007).
2. The Non-consolidated Financial Statements for the 183rd Fiscal Year (from April 1, 2006 through March 31, 2007)

The contents of the above Business Report, the Consolidated Financial Statements, the Non-consolidated Financial Statements, and the Audit Reports of the Consolidated Financial Statements were duly reported.

Matters resolved:

Proposal 1 Appropriation of Surplus

The matter was approved as originally proposed. The year-end dividend shall be 12.50 yen per share, and other appropriation of surplus was decided.

Proposal 2 Election of Eight Directors

The matter was approved as originally proposed.
As Directors, seven nominees — Shuji Ito, Hirokazu Kato, Tsuneo Kuroe, Mitsuru Umemura, Toru Hasegawa, Yasushi Yahata and Hiroo Okabe were reappointed, and other nominee — Motoki Takahashi was newly appointed. These eight nominees accepted the appointment.

Proposal 3 Election of Two Corporate Auditors

The matter was approved as originally proposed.
Kunio Miura was reappointed and Tokihisa Makino was newly appointed. These two nominees accepted the appointment.

Proposal 4 Payment of Bonuses to Directors and Corporate Auditors

The matter was approved as originally proposed.

Proposal 5 Approval of the Introduction of Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)

The matter was approved as originally proposed. In order to secure and enhance corporate value and the common interests of the shareholders, arrangements using the issuance of Stock Acquisition Rights without compensation are to be introduced as a countermeasure against large-scale purchases of company shares.

****

At a Board of Directors meeting held immediately after the conclusion of the shareholders' meeting, the representative director and the senior directors were elected and duly appointed. In addition, standing auditors were elected and duly appointed at a Board of Corporate Auditors meeting. The directors and corporate auditors of the Company are as follows.

Chairman and Director:	Shuji Ito
President and Representative Director:	Mitsuru Umemura
Director (Senior Managing Executive Officer):	Hirokazu Kato
Director (Managing Executive Officer):	Tsuneo Kuroe
Director (Managing Executive Officer):	Hiroo Okabe
Director:	Toru Hasegawa
Director (Executive Officer):	Yasushi Yahata
Director (Executive Officer):	Motoki Takahashi
Standing Corporate Auditor:	Michio Horikoshi
Standing Corporate Auditor:	Tokihisa Makino
Corporate Auditor:	Kunio Miura
Corporate Auditor:	Yasuharu Terai

****

(Information)
In accordance with the enclosed "Notice of Postal Transfer Payment," the dividend for the 183rd fiscal year (12.50 yen per share) will be paid out during the specified handling period at your nearest post office. If you have already specified an account at a financial institution or a postal service agency to which the dividend should be directly transferred, please refer to the enclosed "Dividend Calculation Sheet" and "Reference to the Beneficiary Account for Dividend Transfer."

June 26, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Approval of Introduction of Measures for the Large Purchase of Company Shares (Anti-Takeover Measures)

Yamaha Corporation's policy for responding to large purchases of Company shares (anti-takeover measures) (hereinafter, the Plan), which was initially disclosed on April 27, 2007, was approved today at the 183rd General Shareholders' Meeting. Accordingly, the Plan is now in effect.

Yamaha continues to be fully committed to securing corporate value, which is ultimately in the common interest of shareholders.

For further information on the Plan, please refer to the section on Yamaha's Website shown below.

Press release entitled, "On the Introduction of Measures for the Large Purchase of Company Shares (Anti-Takeover Measures)," dated April 27, 2007.
URL: http://www.global.yamaha.com/news/2007/20070427b.html

For further information, please contact:

Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: 81-3-5488-6601)

YAMAHA CORPORATION

Date of last revision: June 26, 2007
YAMAHA Corporation
Mitsuru Umemura
President and Representative Director
Contact: Stock Document Group, Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

I Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Growing as a company that keeps on creating new *Kando* (simultaneous feelings of deep satisfaction and intense excitement) and enriched culture together with people of the world through technology and artistry cultivated on the basis of sound and music," the Company will strive to improve the effectiveness of its management, attain high global competitiveness and profitability, and increase its corporate value and brand value by fulfilling its corporate social responsibility in areas such as compliance, environment, safety, and contribution to regional society.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its

respective stakeholders—shareholders, customers, employees, and local society. The Company declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company works to maximize corporate value by maintaining the balance of interests among its stakeholders and enhancing the satisfaction of all stakeholders equitably.

Commitment to Customers: Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

Commitment to those who work with Yamaha: The Yamaha brand is burnished and the Yamaha value is created by all of the people in working relationships with Yamaha. Yamaha will develop relationships of mutual trust with all of those who work with Yamaha, in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Society: Yamaha will give first priority to safety and the environment. As a good corporate citizen, Yamaha will contribute to the development of culture and economy both for local and global society, through the observance of laws with ethics.

2. Capital structure

Percentage of shares owned by foreign shareholders	More than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
The Master Trust Bank of Japan, Ltd. (trust a/c)	16,695,300	8.08
State Street Bank and Trust Company	15,817,847	7.66
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.32

Mizuho Bank, Ltd.	8,779,990	4.25
The Shizuoka Bank, Limited	8,349,855	4.04
The Chase Manhattan Bank, NA London	7,758,527	3.76
Sumitomo Life Insurance Company	7,300,000	3.53
Japan Trustee Service Bank, Ltd. (trust a/c)	6,840,100	3.31
Nippon Life Insurance Company	6,482,252	3.14
Mizuho Corporate Bank, Ltd.	5,775,404	2.80

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance

None

II Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

Form of the organization	The Company adopts the Corporate Auditor system.

[Matters related to the Directors]

Chairman of the Board of Directors	President
Number of Directors	8 persons
Are Any Outside Directors in Office?	Yes
Number of Outside Directors	1 person

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1) a	b	c	d	e	f	g	h	i
Toru Hasegawa	He is from a company other than this Company.								○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Toru Hasegawa	None	(1) He is a person of desirable character and has considerable insight as a director. (2) He is knowledgeable about the business in which the Company is engaged. (3) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established?	Yes
Number of Corporate Auditors	4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Auditing Division

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Auditing Division and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Kunio Miura	Attorney at law								○	
Yasuharu Terai	He is from a company other than this Company.					○			○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Kunio Miura	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.
Yasuharu Terai	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held

monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary, investigate major divisions and domestic and overseas subsidiaries.
They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Securities & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, etc. paid to Directors and Corporate Auditors for the 183rd Fiscal Year

Directors:	8 persons	¥411 million	(including Outside Directors: 1 person, ¥4 million)
Corporate Auditors:	4 persons	¥83 million	(including Outside Corporate Auditors: 2 persons, ¥ 9 million)

Notes: 1. Amounts of remunerations include bonuses of ¥100 million in the aggregate: ¥85 million for Directors (including ¥1 million for an Outside Director) and ¥15 million

for Corporate Auditors (including ¥2 million for Outside Corporate Auditors) for the current fiscal year.

2. It was resolved, at the 182nd Ordinary General Shareholders' Meeting held on June 27, 2006, that the Company was to make a lump-sum payment of the retirement allowance to Directors and Corporate Auditors upon the abolition of the retirement allowance system. In addition to the amounts of the above remunerations, etc., an aggregate amount of ¥58 million was paid as retirement allowance under this resolution to two (2) Directors and one (1) Corporate Auditor who retired from office upon the conclusion of the 182nd Ordinary General Shareholders' Meeting. An aggregate amount of ¥197 million will also be paid as retirement allowance to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 183rd Ordinary General Shareholders' Meeting. In addition, those payments were calculated based upon the term of office served by each Director and Corporate Auditor as of the end of June 2006.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by an Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.

Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is eight (8) as of June 26, 2007 (one (1) of them is an Outside Director). The Board Meeting held monthly (in principle) is responsible for group-wide management functions, including strategy planning, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. To define the management

responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)
The number of Representative Directors of the Company is one (1) as of June 26, 2007 (President & Representative Director). The President & Representative Director is the chief executive for all businesses of the Company and represents the Company. There is also one (1) Senior Director, who occupies the position of Chairman & Director as of the same date.

(Corporate Auditor and Board of Auditors)
The number of Corporate Auditors of the Company is four (4) as of June 26, 2007 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 26, 2007).

(Management Meeting)
The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Executive Officer)
The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. Sixteen (16) Executive Officers (including one (1) Senior Managing Executive Officer and two (2) Managing Executive Officers) assumed office as of June 26, 2007 in order to support the President, who is the chief executive for all businesses. In consideration of the importance of their responsibilities, in principle, Executive Officers who double as Directors are Group Managers of Business

Divisions and/or Staff Divisions. Each Executive Officer is responsible for the business results of the Group under his or her supervision and issues appropriate commands and orders to enable his or her Group to fulfill its functions to the fullest possible extent. Each Executive Officer is assigned to the Division(s) in charge of major management issues within a Group of Business Divisions and/or Staff Divisions under Group Managers.

(Company-wide Governance Committee and Company-wide Committee)

The Company has established a "Company-wide Governance Committee" consisting of three (3) committees: a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. The Officers Personnel Affairs Committee increases transparency and fairness in the selection of candidates to become Directors, Corporate Auditors, and Executive Officers by nominating the candidates through discussions at the Committee. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers. A variety of Company-wide Committees are established in order to marshal group-wide responses to any significant risk likely to arise in the course of the execution of business. In principle, the President, Senior Managing Executive Officer, or Managing Executive Officer assumes chairmanship of the Company-wide Committees.

(Internal Audit)

The Company has established an Internal Auditing Division (staffed by six (6) personnel as of June 26, 2007) under the direct control of the President and Representative Director, to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Auditing Division provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)

The Company employs Shin Nihon & Co. (English Name: Ernst & Young ShinNihon) as its Accounting Auditor. Mr. Kazuhiro Fujita and Mr. Takahiro Takiguchi, two certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. The durations of the engagements of Mr. Fujita and Mr. Takiguchi in the auditing of the Company are both within seven (7) years, and thus the descriptions of their career histories, positions concurrently held are omitted. The said audit corporation has already introduced a voluntary shift system for Designated and Engagement Partners in order to ensure that the duration of the engagement does not exceed a certain fixed period. In addition, another eleven (11) certified public accountants, five (5) assistant certified public accountants, and nine (9) assistants help Mr. Fujita and Mr. Takiguchi conduct the auditing work.

III Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts when releasing its quarterly results. It also organizes facilities tours and business presentations for institutional investors whenever deemed appropriate.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Public & Investors Relations Group, Public Relations Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the Compliance Guide.
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues environmental and social reports to introduce its works for environmental protection and other social activities.

IV Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Auditing Division formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Auditing Division conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Auditing Division to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries

* The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
* The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
* The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
* In principle, each of the group companies has established a Board of Directors and Corporate Auditors (Each big company has a Board of Auditors and an Accounting Auditor, instead).
* Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to the Corporate Auditors

   The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors

   * The Chairman of the Board of Auditors attends the Management Meeting, the Executive Officers' Meeting, and other important meetings, and expresses his opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Auditing Division on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Auditing Division, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

["Pattern Diagram" for reference: See attached paper at the end.]

V Other Matters

1. Matters concerning the anti-takeover measures

The Company introduced a set of "Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)" (the "Plan") with the approval of shareholders at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007, in order to secure and enhance corporate value and the common interests of shareholders.

I Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Yamaha Group has developed core businesses anchored in music and sound under the Yamaha brand. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to popularize music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships with business partners built on trust in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group.

There is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or to the common interests of the shareholders of those companies. Some of large purchases among them clearly impair the corporate value of the targeted company and common interests of the company's shareholders. The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders do not meet the standards of integrity required of those who are to be entrusted with control over

decision-making on the financial and business policies of the Company.

II Outline of the Anti-Takeover Measures

1. The Anti-Takeover Measures set forth a procedure to secure and enhance the corporate value of the Company and common interests of the shareholders. In this procedure, the Purchaser or the person offering to purchase the shares is required to provide information with respect to the relevant purchase upon request by the Company, while the Company secures a period to gather information and examine the proposed purchase. During the period, the management of the Company presents a single or alternative plan to the shareholders or conducts negotiations, etc. with the Purchaser or person offering to purchase the shares.

Purchases subject to the Anti-Takeover Measures are as follows.

(i) Concerning shares, etc. issued by the Company, any purchase that increases the holding ratio of shares, etc. of the holder to 20% or greater,

(ii) Concerning shares, etc. issued by the Company, a tender offer that increases the total sum of the ratio of ownership of shares, etc. relating to the tender offer and the ratio of ownership of the shares, etc. of a Special Stakeholder to 20% or greater.

2. When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan, the Company will grant all of its shareholders Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of the Stock Acquisition Rights without compensation, with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for the Company shares from persons other than the relevant Purchaser.

3. In order to rule out arbitrary judgments by the Board of Directors on the execution, non-execution, acquisition, etc. of the Stock Acquisition Rights, the Company has resolved to ensure transparency by entrusting the judgment solely to an "Independent Panel" made up of members independent of the Company in accordance with the Independent Panel Rules, and in the meantime by the timely disclosure of information to shareholders.

The Independent Panel makes the above judgment within the prescribed examination period (60

days in principle) based on the Necessary Information submitted in advance by the relevant Purchaser, information provided by the Board of Directors, and an opinion provided by the Board of Directors, and recommends the judgment to the Board of Directors. The Board of Directors will honor the aforesaid recommendation from the Independent Panel to the fullest degree and promptly adopt a resolution with respect to implementation or non-implementation of the issuance of the Stock Acquisition Rights without compensation.

4. If the Stock Acquisition Rights are issued without compensation in accordance with the Plan and the Company shares are granted to shareholders other than the relevant Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of the Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

5. The Anti-Takeover Measures approved at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007 shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Shareholders' Meeting to be held in 2010. Even before the expiration of the effective period, if a resolution for the repeal of the Plan is adopted at the General Shareholders' Meeting or a resolution for the repeal of the Anti-Takeover Measures is approved at a meeting of the Board of Directors consisting of Directors elected by the General Shareholders' Meeting, the Anti-Takeover Measures shall be repealed at the relevant point of time.

2. Other matters concerning corporate governance system, etc.

Not applicable.

[Reference Material: "Pattern Diagram"]


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Companywide Governance Committees
Advice
Reports
Board of Directors
8 persons
(incl. 1 Outside Director)
Auditing
Board of Auditors
4 persons
(incl. 2 Full-time Auditors)
(incl. 2 Outside Auditors)
Reports
Dismissal
Accounting Auditors
Selection
Jugements regarding appropriateness of auditing
Selection/dismissal/supervision
Reports
Management Meeting
Advice
Reports
Representative Directors
1 person
Corporate Auditors Office
Instruction
Companywide Special Promotion Committees
Promotional Headquarters,
Screening Committee
Reports
Internal Auditing Division
Executive Officers
16 persons
Auditing
Individual Business Divisions, Staff Divisions and Group Companies

Exhibit 5

June 26, 2007

Oath of Timely Disclosure

Attn:

Atsushi Saito, President & CEO

Tokyo Stock Exchange, Inc.

Address of Head Office: 10-1 Nakazawa-cho, Naka-ku, Hamamatsu-shi, Shizuoka-ken

Company Name: Yamaha Corporation

Title of Representative: President and Representative Director

Name (Signature): Mitsuru Umemura

Yamaha Corporation hereby pledges to act with sincerity and integrity in providing corporate information to investors in timely, appropriate fashion; being fully aware that such timely, appropriate disclosure of corporate information to investors forms the foundations of a healthy securities market; and striving to make the in-house system described in the attached as effective as possible in ensuring that disclosure of corporate information is at all times appropriately conducted in swift, accurate, and equitable fashion with the investor's viewpoint in mind.

June 26, 2007

Overview of Timely Disclosure System
(Attachment to Oath of Timely Disclosure)

Company Name: Yamaha Corporation
Code no.: 7951
Stock listing: TSE First Section

Yamaha Corporation's in-house system for timely disclosure of corporate information is organized as follows.

I. Yamaha's Attitude to Disclosure

We believe that it is a key responsibility of management to take active steps to disclose information in a timely and appropriate fashion so that shareholders and investors can accurately assess corporate value. By increasing transparency of management through appropriate disclosure of information in accordance with the following disclosure policy, we will constantly strive to earn the trust of shareholders and investors.

Yamaha's Disclosure Policy

1. Basic Stance on Information Disclosure

Yamaha is committed to disclosing information to shareholders and investors in equitable, swift, and timely fashion. Besides disclosing key information as required by the Rules on Timely Disclosure issued by the Tokyo Stock Exchange, we also make every effort to disclose information that we have concluded independently could affect investment decisions.

Likewise, we actively disclose information that we deem of especial value in understanding the business operations of Yamaha Corporation and the Yamaha Group.

2. Information Disclosure Procedures

Key information covered by the disclosure rules of the Tokyo Stock Exchange is, in

accordance with those rules, disclosed via the exchange's TDnet system for timely disclosure of information, and then promptly made available through the media and the company's website.

We also take steps to disclose information not covered by the timely disclosure rules, doing so accurately, equitably, and promptly through the media and the company's website. In particular, information pertaining to IR presentation meeting and briefing on the business operation is posted on the company's website in an effort to ensure fair disclosure of information.

II. In-house System for Timely Disclosure of Information

1. Responsibility for Timely Disclosure

   The post of timely disclosure officer is filled by the Group Manager in charge of Finance and Administration Group (Director and Managing Executive Officer). Responsibility for disclosure to the Tokyo Stock Exchange is vested in the General Administration Division; responsibility for disclosure of information through the media and the company's website is vested in the Public Relations Division.

2. Gathering of Information

   The general managers of individual business divisions (and Group companies under their direction) and staff divisions are responsible for reporting information subject to timely disclosure that pertains to their division to the group manager overseeing that division (which position is as a rule assumed by a Director and Executive Officer). Reports from group managers are all forwarded, via the timely disclosure manager, to the President and Representative Director.

3. Determining Need for Timely Disclosure

   The timely disclosure officer determines whether or not the information in question requires timely disclosure, and decides exactly what details are to be disclosed.

4. Implementation of Timely Disclosure

   Once it is determined that the information requires timely disclosure, the President and Representative Director, having verified the details, promptly implements disclosure. If the information subject to timely disclosure relates to a matter covered by a resolution, it is promptly disclosed after the resolution by the Board of Directors.

5. Monitoring of Timely Disclosure

The Board of Auditors reviews matters subject to timely disclosure and examines the state of implementation of disclosure. In addition, the President and Representative Director will instruct the Internal Auditing Division to review as necessary the disclosure practices of the divisions responsible for disclosure.

Exhibit 6

June 26, 2007

Overview of Timely Disclosure System
(Attachment to Oath of Timely Disclosure)

Company Name: Yamaha Corporation
Code no.: 7951
Stock listing: TSE First Section

Yamaha Corporation's in-house system for timely disclosure of corporate information is organized as follows.

I. Yamaha's Attitude to Disclosure

We believe that it is a key responsibility of management to take active steps to disclose information in a timely and appropriate fashion so that shareholders and investors can accurately assess corporate value. By increasing transparency of management through appropriate disclosure of information in accordance with the following disclosure policy, we will constantly strive to earn the trust of shareholders and investors.

Yamaha's Disclosure Policy

1. Basic Stance on Information Disclosure

Yamaha is committed to disclosing information to shareholders and investors in equitable, swift, and timely fashion. Besides disclosing key information as required by the Rules on Timely Disclosure issued by the Tokyo Stock Exchange, we also make every effort to disclose information that we have concluded independently could affect investment decisions.

Likewise, we actively disclose information that we deem of especial value in understanding the business operations of Yamaha Corporation and the Yamaha Group.

2. Information Disclosure Procedures

Key information covered by the disclosure rules of the Tokyo Stock Exchange is, in

accordance with those rules, disclosed via the exchange's TDnet system for timely disclosure of information, and then promptly made available through the media and the company's website.

We also take steps to disclose information not covered by the timely disclosure rules, doing so accurately, equitably, and promptly through the media and the company's website. In particular, information pertaining to IR presentation meeting and briefing on the business operation is posted on the company's website in an effort to ensure fair disclosure of information.

II. In-house System for Timely Disclosure of Information

1. Responsibility for Timely Disclosure

The post of timely disclosure officer is filled by the Group Manager in charge of Finance and Administration Group (Director and Managing Executive Officer). Responsibility for disclosure to the Tokyo Stock Exchange is vested in the General Administration Division; responsibility for disclosure of information through the media and the company's website is vested in the Public Relations Division.

2. Gathering of Information

The general managers of individual business divisions (and Group companies under their direction) and staff divisions are responsible for reporting information subject to timely disclosure that pertains to their division to the group manager overseeing that division (which position is as a rule assumed by a Director and Executive Officer). Reports from group managers are all forwarded, via the timely disclosure manager, to the President and Representative Director.

3. Determining Need for Timely Disclosure

The timely disclosure officer determines whether or not the information in question requires timely disclosure, and decides exactly what details are to be disclosed.

4. Implementation of Timely Disclosure

Once it is determined that the information requires timely disclosure, the President and Representative Director, having verified the details, promptly implements disclosure. If the information subject to timely disclosure relates to a matter covered by a resolution, it is promptly disclosed after the resolution by the Board of Directors.

5. Monitoring of Timely Disclosure

The Board of Auditors reviews matters subject to timely disclosure and examines the state of implementation of disclosure. In addition, the President and Representative Director will instruct the Internal Auditing Division to review as necessary the disclosure practices of the divisions responsible for disclosure.

Exhibit 7

Brief Explanation of Annual Report

Annual Report of 183rd. fiscal year for the year ended March 31, 2007
dated June 27, 2007.

This information is Annual Report, so-called *Yukashoken Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-1 of the Stock Exchange Act for the purpose that it enables investors to make proper and accurate judgment on the financial conditions and business performances.

The Annual Report includes accounting status of the company and other significant subjects of business. The Annual Report also includes (I) summary of business, affiliates and employees (II) summary of operating results (III) plant and equipment status, (IV) information of shares, shareholders and capital (V) information of accounting and audit report.

The Annual Reports states the following information : As of March 31,2007, the Company has 93 consolidated subsidiaries and 3 affiliates. For the year ended March 31, 2007, total sales of the consolidated amounted to 550,361 million yen (534,084 million yen for the year ended March 31, 2006) and the sales of the Company amounted to 323,043 million yen. In this period, total ordinary profit of the consolidated amounted to 42,626 million yen (35,244 million yen for the year ended March 31, 2006) and the ordinary profit of the Company amounted to 19,860 million yen. Further, total net profit of the consolidated amounted to 27,866 million yen (28,123 million yen for the year ended March 31,2006) and net profit of the Company amounted to 11,310 million yen in the same period. As of March 31,2007, the number of regular employees of the consolidated is totally 19,911 (increasing total 290 employees for the year ended March 31,2007) and with regard to the Company, such number is 5,644 (decreasing 86 employees for one year). The total shareholders' equity was 351,398 million yen as of March 31,2007.

– end –

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 46,702**	¥ 36,429	¥ 10,273
Notes and accounts receivable	**78,669**	72,613	6,056
Marketable securities	**419**	520	(101)
Inventories	**82,214**	77,943	4,271
Deferred income tax assets	**17,724**	16,922	802
Other current assets	**7,362**	7,286	76
Allowance for bad debt	**(2,060)**	(2,333)	273
Total current assets	**231,033**	209,381	21,652
Fixed assets:			
Tangible assets:			
Buildings and structures	**46,179**	45,953	226
Machinery, equipment and conveyance devices	**23,034**	23,275	(241)
Tools, furniture and fixtures	**15,339**	15,525	(186)
Land	**63,495**	63,772	(277)
Construction in progress	**1,824**	2,462	(638)
Total tangible assets	**149,872**	150,990	(1,118)
Intangible assets:			
Goodwill	**1,521**	2,028	(507)
Other intangible assets	**1,429**	1,517	(88)
Total intangible assets	**2,951**	3,545	(594)
Investments and other assets:			
Investment securities	**150,369**	132,902	17,467
Long-term loans	**524**	688	(164)
Guarantee deposits for leased real estate	**5,986**	5,891	95
Deferred income tax assets	**16,790**	14,087	2,703
Other assets	**2,527**	3,360	(833)
Allowance for doubtful accounts	**(1,022)**	(869)	(153)
Total investments and other assets	**175,174**	156,059	19,115
Total fixed assets	**327,998**	310,595	17,403
Total assets	**¥559,031**	¥519,977	¥39,054

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥43,165**	¥37,153	¥ 6,012
Short-term loans	**15,118**	17,147	(2,029)
Current portion of long-term debt	**4,301**	5,132	(831)
Accrued expenses and accrued payables	**54,415**	43,098	11,317
Income taxes payable	**6,012**	3,758	2,254
Specific advances received	**2,273**	2,548	(275)
Deferred income tax liabilities	**22**	4	18
Reserve for directors' bonuses	**100**	—	100
Product warranty reserve	**4,266**	3,805	461
Reserve for loss on goods unsold	**121**	157	(36)
Reserve for structural reform expenses	**1,488**	—	1,488
Deferred unrealized profit	**4**	5	(1)
Other current liabilities	**5,365**	4,235	1,130
Total current liabilities	**136,656**	117,047	19,609
Long-term liabilities:			
Long-term debt	**6,132**	6,195	(63)
Deferred income taxes liabilities	**239**	303	(64)
Deferred income taxes on land revaluation	**17,735**	17,742	(7)
Accrued employees' retirement benefits	**27,140**	27,978	(838)
Accrued directors' retirement benefits	**—**	891	(891)
Long-term deposits received	**17,424**	27,577	(10,153)
Other fixed liabilities	**2,303**	1,763	540
Total long-term liabilities	**70,977**	82,452	(11,475)
Total liabilities	**¥207,633**	¥199,499	¥ 8,134
MINORITY INTERESTS	—	4,472	—
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	—
Capital surplus	—	40,054	—
Earned surplus	—	236,913	—
Reserve for land revaluation difference	—	18,426	—
Net unrealized holding gains on other securities	—	15,470	—
Translation adjustments	—	(23,091)	—
Treasury stock, at cost	—	(302)	—
Total shareholders' equity	—	316,005	—
Total liabilities, minority interests and shareholders' equity	—	¥519,977	—
NET ASSETS			
Shareholders' equity:			
Common stock	**28,534**	—	—
Capital surplus	**40,054**	—	—
Earned surplus	**260,555**	—	—
Treasury stock, at cost	**(339)**	—	—
Total shareholders' equity	**328,804**	—	—
Revaluation and translation adjustments:			
Revaluation difference of other securities	**13,718**	—	—
Gain (loss) on deferred hedges	**(406)**	—	—
Land revaluation difference	**18,116**	—	—
Translation adjustments	**(13,765)**	—	—
Total revaluation and translation adjustments	**17,662**	—	—
Minority interests	**4,931**	—	—
Total net assets	**351,398**	—	—
Total liabilities and net assets	**¥559,031**	—	—

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	**¥550,361**	**100.0**	¥534,084	100.0	¥16,277
Cost of sales	**352,382**	**64.0**	341,886	64.0	10,496
Gross profit	**197,979**	**36.0**	192,198	36.0	5,781
Deferred unrealized profit	**1**		69		(68)
Total gross profit	**197,980**	**36.0**	192,267	36.0	5,713
Selling, general and administrative expenses	**170,295**	**31.0**	168,132	31.5	2,163
Operating income	**27,685**	**5.0**	24,135	4.5	3,550
Non-operating income:					
Interest received	**648**		512		136
Dividends received	**435**		395		40
Equity in earnings of unconsolidated subsidiaries and affiliates	**17,764**		14,838		2,926
Other	**2,485**		1,865		620
Total non-operating income	**21,334**	**3.9**	17,612	3.3	3,722
Non-operating expenses:					
Interest paid	**972**		1,081		(109)
Cash discounts	**4,371**		4,467		(96)
Other	**1,048**		953		95
Total non-operating expenses	**6,393**	**1.2**	6,503	1.2	(110)
Recurring profit	**42,626**	**7.7**	35,244	6.6	7,382
Extraordinary income:					
Gain on sale of fixed assets	**330**		892		(562)
Reversal of product warranty reserve	**244**		375		(131)
Gain on sale of investment securities	**31**		605		(574)
Total extraordinary income	**606**	**0.1**	1,874	0.4	(1,268)
Extraordinary loss:					
Loss on disposal of fixed assets	**1,394**		1,074		320
Loss on revaluation of investment securities	**14**		83		(69)
Loss on revaluation of stocks in subsidiaries	**119**		118		1
Impairment losses	**4,728**		—		4,728
Structural reform expenses	**3,146**		—		3,146
Special retirement payment	**728**		—		728
Total extraordinary loss	**10,130**	**1.8**	1,276	0.2	8,854
Income before income taxes and minority interests	**33,101**	**6.0**	35,842	6.8	(2,741)
Current income taxes	**7,010**	**1.2**	8,922	1.7	(1,912)
Deferred income taxes (benefit)	**(2,268)**	**(0.4)**	(1,736)	(0.3)	(532)
Minority interests	**493**	**0.1**	532	0.1	(39)
Net income	**¥27,866**	**5.1**	¥ 28,123	5.3	¥ (257)

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	FY2006.3 (April 1, 2005, to March 31, 2006) Millions of yen	
CAPITAL SURPLUS		
Balance at beginning of period		¥ 40,054
Balance at end of period		40,054
EARNED SURPLUS		
Balance at beginning of period		212,340
Additional earned surplus:		
Net income	¥28,123	
Effect of change in scope of consolidation	827	
Effect of change in interests in subsidiaries	99	
Reversal of reserve for land revaluation difference	282	
Reversal of reserve for land revaluation difference due to change in ownership percentage of affiliated companies	97	29,429
Deduction from earned surplus:		
Cash dividends paid	4,642	
Bonuses to directors and statutory auditors	100	
Effect of change in scope of consolidation	115	4,857
Balance at end of period		¥236,913

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Changes in Shareholders' Equity

FY2007.3 (April 1, 2006, to March 31, 2007) (Millions of yen)

	Shareholders' Equity					Revaluation and Translation Adjustments						
	Common stock	Capital surplus	Earned surplus	Treasury stock, at cost	Total shareholders' equity	Revaluation difference of other securities	Gain (loss) on deferred hedges	Land revaluation difference	Translation adjustments	Total revaluations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(5) Consolidated Statements of Cash Flows

	Millions of yen	
	FY 2007.3 (Apr. 1, 2006–Mar. 31, 2007)	FY 2006.3 (Apr. 1, 2005–Mar. 31, 2006)
Cash flows from operating activities:		
Income before income taxes and minority interests	**¥33,101**	¥35,842
Depreciation and amortization	**19,956**	18,944
Impairment losses	**4,728**	—
Amortization of consolidated goodwill	**507**	507
(Decrease) increase in allowance for doubtful accounts	**(167)**	(177)
Loss on revaluation of investment securities	**14**	83
Loss on revaluation of stocks in subsidiaries	**119**	118
(Decrease) increase in employees' retirement benefits, net of payments	**(858)**	(379)
Interest and dividend income	**(1,084)**	(907)
Interest paid	**972**	1,081
(Gain) loss on foreign exchange	**49**	(107)
Equity in earnings of unconsolidated subsidiaries and affiliates	**(17,764)**	(14,838)
Gain on sale of investment securities	**(31)**	(605)
Gain on sale of fixed assets	**(330)**	(892)
Loss on disposal of fixed assets	**1,394**	1,074
Structural reform expenses	**3,146**	—
Special retirement payments	**728**	—
(Increase) decrease in accounts and notes receivable—trade	**(4,537)**	3,008
(Increase) decrease in inventories	**(2,262)**	4,944
Increase (decrease) in accounts and notes payable	**5,272**	(1,716)
Other, net	**(1,709)**	(5,135)
Subtotal	**41,245**	40,843
Interest and dividends receivable	**3,437**	2,730
Interest paid	**(971)**	(1,084)
Income taxes paid and refunded	**(3,978)**	(16,979)
Net cash provided by operating activities	**39,732**	25,510
Cash flows from investing activities:		
Net increase (decrease) in time deposits	**254**	(77)
Purchases of fixed assets	**(22,863)**	(20,401)
Proceeds from sale of fixed assets	**1,094**	2,327
Purchases of investment securities	**(1,163)**	(732)
Proceeds from sales and redemption of investment securities	**77**	619
Payments for capital investments	**(0)**	(134)
Payments for loans receivable	**(19)**	(21)
Collection of loans receivable	**184**	265
Other, net	**9**	50
Net cash used in investing activities	**(22,427)**	(18,104)
Cash flows from financing activities:		
Decrease in short-term loans	**(1,961)**	(1,753)
Proceeds from long-term debt	**4,235**	4,556
Repayments of long-term debt	**(5,151)**	(22,404)
Proceeds from resort member deposits	**12**	10
Repayments of resort member deposits	**(969)**	(1,352)
Purchases of treasury stock	**(37)**	(23)
Cash dividends paid	**(4,126)**	(4,642)
Cash dividends paid to minority shareholders	**(248)**	(223)
Net cash used in financing activities	**(8,246)**	(25,834)
Effect of exchange rate changes on cash and cash equivalents	**1,464**	1,783
Net increase (decrease) in cash and cash equivalents	**10,523**	(16,644)
Cash and cash equivalents at beginning of period	**35,434**	50,393
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	**—**	1,685
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	**(31)**	—
Cash and cash equivalents at end of period	**¥45,926**	¥35,434

Note: Figures of less than ¥1 million have been omitted.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 12,503**	¥ 5,614	¥ 6,889
Notes receivable	**6,371**	5,025	1,346
Accounts receivable	**30,994**	29,397	1,597
Products and goods	**16,517**	15,958	559
Raw materials	**2,253**	1,879	374
Products in progress	**8,018**	7,978	40
Advances	**78**	96	(18)
Deferred income taxes	**11,965**	11,176	789
Other current assets	**5,765**	3,628	2,137
Allowance for doubtful accounts	**(2,711)**	(1,286)	(1,425)
Total current assets	**91,756**	79,469	12,287
Fixed assets:			
Tangible assets:			
Buildings	**20,626**	22,519	(1,893)
Structures	**3,354**	3,192	162
Machinery and equipment	**6,987**	7,066	(79)
Vehicles	**104**	101	3
Tools, furniture and fixtures	**4,256**	4,539	(283)
Land	**50,604**	50,984	(380)
Construction in progress	**590**	1,235	(645)
Total tangible assets	**86,524**	89,639	(3,115)
Intangible assets:			
Rights on leasehold land	**99**	99	—
Total intangible assets	**99**	99	—
Investments and other assets:			
Investment securities	**37,475**	40,222	(2,747)
Shares of affiliated companies	**57,768**	57,702	66
Investment in capital	**0**	0	—
Affiliated company investments	**18,396**	18,422	(26)
Long-term loans	**468**	609	(141)
Long-term employee loans	**0**	0	0
Long-term affiliated company loans	**49**	65	(16)
Bankrupt, rehabilitating securities	**340**	16	324
Long-term accrued expenses	**7**	867	(860)
Deferred income taxes	**14,265**	11,796	2,469
Guarantee deposits for leased real estate	**2,370**	2,265	105
Other assets	**446**	530	(84)
Allowance for doubtful accounts	**(967)**	(715)	(252)
Reserve for loss on investments	**—**	(480)	480
Total investments and other assets	**130,621**	131,304	(683)
Total fixed assets	**217,246**	221,043	(3,797)
Total assets	**¥309,002**	¥300,513	¥ 8,489

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	¥ 167	¥ 589	¥ (422)
Accounts payable	21,320	19,334	1,986
Short-term loans	3,648	3,156	492
Current portion of long-term debt	—	300	(300)
Accrued payables	15,090	4,164	10,926
Accrued expenses	18,189	18,704	(515)
Corporate tax payables	3,607	1,859	1,748
Advances received	258	298	(40)
Deposit received	972	768	204
Reserve for bonuses to directors	100	—	100
Product warranty reserve	1,953	1,615	338
Reserve for subsidiary support	206	103	103
Other current liabilities	20	375	(355)
Total current liabilities	65,538	51,271	14,267
Long-term liabilities:			
Deferred income taxes on land revaluation	15,200	15,206	(6)
Accrued employees' retirement benefits	22,154	22,859	(705)
Accrued directors' retirement benefits	—	632	(632)
Long-term deposits received	17,482	27,694	(10,212)
Other long-term liabilities	1,360	800	560
Total long-term liabilities	56,197	67,193	(10,996)
Total liabilities	121,736	118,465	¥3,271
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	—
Capital surplus			
Capital reserve	—	40,054	—
Total capital surplus	—	40,054	—
Earned surplus			
Earned reserve	—	4,159	—
Retained income			
Reserve for special depreciation	—	11	—
Reserve for advanced depreciation	—	2,334	—
Special reserve for replacement of assets acquisition	—	565	—
General reserve	—	68,710	—
Total retained income	—	71,620	—
Unappropriated income	—	13,258	—
Total earned surplus	—	89,038	—
Reserve for land revaluation	—	10,415	—
Net unrealized holding gains on other securities	—	14,263	—
Treasury stock, at cost	—	(258)	—
Total shareholders' equity		182,048	
Total liabilities and shareholders' equity	—	¥300,513	—
NET ASSETS			
Shareholders' equity			
Common stock	28,534	—	—
Capital surplus			
Capital reserve	40,054	—	—
Total capital surplus	40,054	—	—
Earned surplus			
Earned reserve	4,159	—	—
Other earned surplus			—
Reserve for special depreciation	9	—	—
Reserve for advanced depreciation	2,862	—	—
General reserve	74,710	—	—
Earned surplus carried forward	14,475	—	—
Total earned surplus	96,216	—	—
Treasury stock, at cost	(296)	—	—
Total shareholders' equity	164,509		
Evaluation and translation adjustments			
Evaluation difference on other securities	12,427		
Gain (loss) on deferred hedges	(12)		
Land revaluation difference	10,341		
Total evaluation and translation adjustments	22,756		
Total net assets	187,266		
Total liabilities and net assets	¥309,002	—	—

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	¥279,918		¥276,935		¥2,983
Other	43,124		44,317		(1,193)
Total net sales	323,043	100.0	321,252	100.0	1,791
Cost of sales:					
Merchandise and product cost of sales					
Inventory of merchandise and products at beginning of period	15,958		16,192		(234)
Reversal of valuation loss on raw materials and work in progress brought forward	262		102		160
Cost of production	207,769		205,347		2,422
Merchandise procured	5,728		5,890		(162)
Valuation loss on raw materials and work in progress	224		262		(38)
Inventory of merchandise and products at end of period	16,517		15,958		559
Subtotal	212,900		211,632		1,268
Other	31,693		31,780		(87)
Total cost of sales	244,594	75.7	243,413	75.8	1,181
Gross profit:	78,449	24.3	77,839	24.2	610
Reversal of deduction of deferred unrealized income brought forward	—		69		(69)
Gross profit, net	78,449	24.3	77,909	24.3	540
Selling, general and administrative expenses	65,890	20.4	69,923	21.8	(4,033)
Operating income	12,558	3.9	7,986	2.5	4,572
Non-operating income:					
Interest received	84		62		22
Dividends received	6,456		5,836		620
Foreign exchange gain	388		279		109
Compensation for suspension of production	820		—		820
Other	247		284		(37)
Total non-operating income	7,996	2.4	6,462	2.0	1,534
Non-operating expenses:					
Interest paid	15		104		(89)
Cash discounts	17		21		(4)
Other	661		371		290
Total non-operating expenses	694	0.2	498	0.2	196
Recurring profit	¥ 19,860	6.1	¥ 13,950	4.3	¥5,910

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations (Continued from the previous page)

	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Extraordinary income:					
Gain on sale of fixed assets	**¥ 167**		¥ 764		¥ (597)
Reversal of product warranty reserve	**129**		323		(194)
Gain on sale of investment securities	**0**		605		(605)
Reversal of allowance for doubtful accounts	**226**		—		226
Reversal of reserve for losses on investments	—		59		(59)
Total extraordinary income	**524**	0.2	1,753	0.5	(1,229)
Extraordinary loss:					
Loss on removal of fixed assets	**723**		507		216
Loss on revaluation of investment securities	**14**		83		(69)
Loss on revaluation of stocks in subsidiaries	**385**		1,011		(626)
Reversal of allowance for doubtful accounts	**1,906**		—		1,906
Reversal of reserve for subsidiary support	**102**		103		(1)
Impairment losses	**4,728**		—		4,728
Reversal of reserve for investment losses	—		104		(104)
Total extraordinary loss	**7,861**	2.4	1,811	0.5	6,050
Income before income taxes and minority interests	**12,523**	3.9	13,892	4.3	(1,369)
Current income taxes	**3,267**	1.0	5,167	1.6	(1,900)
Deferred income taxes (benefit)	**(2,054)**	(0.6)	(1,517)	(0.5)	(537)
Net income	**11,310**	3.5	10,242	3.2	1,068
Retained earnings at beginning of period	—		4,796		—
Reversal of reserve for land revaluation difference	—		282		—
Interim dividends	—		2,063		—
Retained earnings at end of period	¥ —		¥13,258		—

Note: Figures of less than ¥1 million have been omitted.

(3) Profit Appropriation

	Millions of yen
	FY2006.3 (June 27, 2006)
Retained earnings at end of period	¥13,258
Reversal of retained earnings:	
Reversal of reserve for special depreciation	1
Reversal of reserve for advanced depreciation	170
Reversal of special reserve for replacement of assets	565
Total	13,995
Appropriation of earnings:	
Dividends	2,063 (¥10 per share)
Bonuses for directors	80
[Including bonuses to auditors]	[12]
Reserve for special depreciation	1
Reserve for advanced depreciation	301
Reserve for special account on replacement of assets	599
General reserve	6,000
Unappropriated earnings carried forward	¥ 4,950

Notes: 1. The Company paid interim cash dividends totaling ¥2,063 million (¥10 per share) on December 12, 2005.
2. The date is the date of approval by the General Meeting of Shareholders.

(4) Non-Consolidated Statements of Changes in Shareholders' Equity

FY2007.3 (April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' Equity											
		Capital surplus		Earned surplus								
					Other earned surplus							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	Special reserve for replace-ment of asset acquisition	General reserve	Earned surplus carried forward	Total earned surplus	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥ 565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period												
Dividends from surplus									(4,126)	(4,126)		(4,126)
Net income for the period									11,310	11,310		11,310
Reversal of reserve for land revaluation difference									73	73		73
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(3)				3	—		—
Provision to reserve for advanced depreciation						900			(900)	—		—
Reversal of reserve for advanced depreciation						(372)			372	—		—
Provision to special reserve for replacement of assets							599		(599)	—		—
Reversal of special reserve for replacement of assets							(1,164)		1,164	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(37)	(37)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(2)	528	(565)	6,000	1,217	7,178	(37)	7,140
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥ —	¥74,710	¥14,475	¥96,216	¥(296)	¥164,509

(Millions of yen)

	Evaluation and Translation Adjustments				
	Evaluation difference on other securities	Gain (loss) on deferred hedges	Land price revaluation difference	Total evaluation and translation adjustments	Total Net Assets
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period					
Dividends from surplus					(4,126)
Net income for the period					11,310
Reversal of reserve for land revaluation difference					73
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of assets					—
Reversal of special reserve for replacement of assets					—
Provision to general reserve					—
Bonuses to directors					(80)
Purchase of treasury stock, at cost					(37)
Changes, net, in items other than shareholders' equity	(1,836)	(12)	(73)	(1,922)	(1,922)
Total changes during the period	(1,836)	(12)	(73)	(1,922)	5,218
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266

Exhibit 8

June 29, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)
Address: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka

Notice of Withdrawal of a Portion of the Lawsuit against Yamaha's U.S. Subsidiary

On February 17, 2006, Yamaha Corporation (hereinafter, Yamaha) issued a news release entitled "Notification of a Lawsuit against a Yamaha Subsidiary." Recently, the plaintiff in the related legal proceedings has withdrawn a portion of its claims for damages under the lawsuit. The details are as follows.

1. Summary of the Lawsuit

On November 29, 2005, ACE PRO SOUND AND RECORDING, L.L.C. (Headquarters: Florida, United States of America; Lines of business: Retail sales of musical instruments and audio equipment; Hereinafter: the plaintiff) brought a lawsuit against six leading sellers of musical instruments and audio equipment and Yamaha Corporation of America (hereinafter, YCA), a subsidiary of Yamaha, (for a total of seven companies) claiming that the plaintiff had suffered damages because the seven companies had refused transactions with the plaintiff. The Lawsuit also named a leading retailer and its CEO as dependants in the action.

YCA's opinion is that the plaintiff's claims are based on the plaintiff's misunderstanding of the facts and that the basis for the calculation of the damages is unclear. Accordingly, YCA believes it is not liable for paying the damages claimed by the plaintiff, and, during the lawsuit proceedings, YCA has insisted on the accuracy of its views.

2. Content of the Portion of the Lawsuit Withdrawn

Recently, among the plaintiff's various claims, the plaintiff has withdrawn its request for $1 billion in compensation for damages under a class action suit based on the allegation that YCA and the other defendants violated the provisions of Article 1 and Article 2 of the Sherman Act.

3. Content of the Lawsuit Following Withdrawal of a Portion of the Claims

Claims remaining after the withdrawal of a portion of the lawsuit are as follows: Triple damages amounting to a cumulative $45 million on the part of YCA and YCA's co-defendants for refusal to make sales of products as provided for under Article 1 of the Sherman Act and the Florida Antitrust Act; $15 million in damages resulting from the refusal of transactions based on the provisions of Florida's Deceptive and Unfair Trade Practices Act; a further $15 million in damages for conspiracy under Florida law and $100 million in punitive damages, owing to the plaintiff's allegation that YCA and its co-defendants acted in conspiracy; $45 million in triple damages under the provisions of Article 2 of the Sherman Act and the Florida Antitrust Act, owing to the plaintiff's allegation that YCA and its co-defendants acted in conspiracy; and $15 million in damages from YCA on the claim that YCA violated a contract with the plaintiff.

4. Outlook for the Lawsuit

YCA will continue to work to demonstrate the accuracy of its views through legal proceedings.

<u>**For further information, please contact:**</u>

Yamaha Corporation
Public Relations Division
Telephone: 81-3-5488-6601

Exhibit 1

(Translation Only)

(Security code: 7951)
YAMAHA CORPORATION
10-1 Nakazawa-cho, Naka-ku, Hamamatsu,
Shizuoka 430-8650, Japan

June 1, 2007

Notice of the 183rd Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you of the 183rd Ordinary General Shareholders' Meeting, to be held at the time and place set forth below.

If you are unable to attend the meeting, you may exercise your voting rights by either of the following methods. Please review the Reference Documents for the General Meeting of Shareholders provided and exercise your voting rights by 5:00 p.m. (JST), Monday, June 25, 2007.

[Voting by mail]
Please indicate your votes of approval or disapproval for proposals on the enclosed Exercise of Voting Rights form and return the form to us by the above deadline.

[Voting via the Internet]
Please enter your votes of approval or disapproval for proposals after reading the section "Concerning Procedures for Exercise of Voting Rights Via the Internet."

Very truly yours,

Shuji Ito
President and Representative Director

(Translation Only)

The 183rd Ordinary General Shareholders' Meeting

1. Date and time: Tuesday, June 26, 2007 at 10:00 a.m.
2. Location: First floor of Building No. 18
   10-1 Nakazawa-cho, Naka-ku, Hamamatsu,
   Shizuoka, Japan
   (Please refer to map in Japanese original)

3. Agenda of the meeting

Matters to be reported:

1. The Business Report, the Consolidated Financial Statements, and the Audit Reports of the Consolidated Financial Statements by the Independent Auditor and the Board of Corporate Auditors, for the 183rd Fiscal Year (from April 1, 2006 through March 31, 2007).
2. The Non-consolidated Financial Statements for the 183rd Fiscal Year (from April 1, 2006 through March 31, 2007)

Matters to be resolved:

Proposal 1 Appropriation of Surplus
Proposal 2 Election of Eight Directors
Proposal 3 Election of Two Corporate Auditors
Proposal 4 Payment of Bonuses to Directors and Corporate Auditors
Proposal 5 Approval of the Introduction of Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)

4. Predetermined terms of the convening

(1) If you do not indicate your vote of approval or disapproval for any proposal on the Exercise of Voting Rights form, you will be deemed to have approved that proposal.

(2) Handling of voting several times

1) When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid one.
2) When a shareholder exercises voting rights via the Internet and by the Exercise of Voting Rights form, the vote via the Internet will be deemed the valid one.

(3) When a shareholder exercises voting rights by proxy at the meeting, the shareholder may appoint one shareholder with voting rights to act as his or her proxy. If you wish to exercise your voting rights by proxy at the meeting, please submit to the Company your Exercise of Voting Rights form together with a document evidencing the Proxy's power of representation for the meeting.

Notes 1. For those attending, please present the enclosed Exercise of Voting Rights form at the reception desk on arrival at the meeting.
2. If the Reference Documents for the General Meeting of Shareholders and the Attached Documents are amended, the amended items will be announced on our Internet website (http://www.yamaha.co.jp).
3. This document has been translated from the Japanese original for reference purposes only.
In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Translation Only)

Reference Documents for the General Meeting of Shareholders

Proposals and Reference Information

Proposal 1 –Appropriation of Surplus

We will propose the appropriation of surplus as follows.

Taking into account the improvement of consolidated return on equity, and based on the level of the medium-term consolidated profits, the Company is adopting a basic policy of ensuring appropriate internal reserves in order to strengthen its operating base, such as R&D, sales investments, and capital investments, and of paying dividends that more closely reflect the consolidated operating results than ever before.

1. Year-end dividend

We will propose the payment of a year-end dividend for the 183rd fiscal year as follows.

(1) Allotment of assets for dividends to shareholders and the total amount of dividends

We will propose the payment of a year-end dividend of 12.50 yen per share of common stock (this, combined with the interim dividend already paid, amounts to an annual dividend of 22.50 yen per share), an increase of 2.50 yen per share of the Company's common stock, in order to respond to continuing support from shareholders.

In this case, the total amount of dividends will be 2,578,771,775 yen.

(2) Effective date of distribution of surplus

June 27, 2007

2. Appropriation of surplus

(1) Items to be increased and its amount

General reserve	5,000 million yen

(2) Items to be decreased and its amount

Earned surplus carried forward	5,000 million yen

Proposal 2 – Election of Eight Directors

All directors will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect eight directors.

The table below lists the nominees for those positions.

No.	Name (Date of Birth)	Brief personal history; Position and charge of the Company (Representative positions held at other companies, etc.)	No. of the Company shares held
1	Shuji Ito (November 1, 1942)	April 1965: Entered the Company July 1984: President and Director of Yamaha-Kemble Music (U.K.) Ltd. June 1988: Director of the Company July 1993: Managing Director June 1997: Senior Managing and Representative Director April 2000: President and Representative Director (to the present) (Representative positions held at other companies, etc.) President of Yamaha Music Foundation	42,288
2	Hirokazu Kato (March 8, 1944)	April 1966: Entered the Company March 1996: General Manager of Electronics Development Center June 1998: Director June 2003: Managing Director (to the present) June 2006: General Manager of Sound and IT Business Group, Research and Development Group (to the present)	9,700
3	Tsuneo Kuroe (February 2, 1946)	April 1968: Entered the Company July 1999: General Manager of Corporate Planning Division June 2000: Director June 2005: Managing Director (to the present) June 2006: General Manager of Finance and Administration Group (to the present)	16,100
4	Mitsuru Umemura (March 6, 1951)	April 1975: Entered the Company April 2000: President and Director of Yamaha Corporation of America February 2001: Executive Officer of the Company May 2003: General Manager of Musical Instruments Group June 2003: Senior Executive Officer June 2006: Managing Director (to the present) June 2006: General Manager of Musical Instruments and Software Business Group (to the present)	14,500

No.	Name (Date of Birth)	Brief personal history; Position and charge of the Company (Representative positions held at other companies, etc.)	No. of the Company shares held
5	Toru Hasegawa (May 15, 1936)	April 1960: Entered Yamaha Motor Co., Ltd. July 1985: Director of Yamaha Motor June 1997: Managing Director of Yamaha Motor June 2000: Senior Managing Director of Yamaha Motor April 2001: President and Representative Director of Yamaha Motor June 2003: Director of the Company (to the present) January 2005: Chairman and Director of Yamaha Motor March 2007: Retired from the Director of Yamaha Motor	5,000
6	Yasushi Yahata (March 16, 1954)	April 1978: Entered the Company June 2004: Executive Officer June 2004: General Manager of Production Technology Head Office June 2005: Director (to the present) June 2006: General Manager of Productive Technology Business Group, Process Management Group, General Manager of Golf products Division (to the present)	4,300
7	Hiroo Okabe (November 15, 1951)	April 1974: Entered the Company April 2000: General Manager of Wind & Educational Musical Instruments Division June 2003: Executive Officer November 2003: Vice General Manager of Musical Instruments Group June 2006: Director (to the present) June 2006: Deputy General Manager of Musical Instruments and Software Business Group (to the present) (Representative positions held at other companies, etc.) Chairman of Guangzhou Yamaha-Pearl River Piano Inc.	4,200
8	Motoki Takahashi (December 4, 1951)	April 1974: Entered the Company August 1999: President and Director of Yamaha Europe GmbH February 2001: Executive Officer of the Company (to the present) May 2006: General Manager of Corporate Planning Division (to the present)	3,000

Notes:

1) The nominees for directors who have special interests in the Company are as follows:

1) Shuji Ito

Shuji Ito doubles as President of Yamaha Music Foundation, an entity to which we pay lecture fees for instructors of musical classrooms. In addition, our wholly owned subsidiaries compete with the Foundation in the musical classroom business.

2) Tsuneo Kuroe

Tsuneo Kuroe doubles as President of Yamaha Employees' Pension Fund, an entity we must pay pension premiums. He doubles as President of Yamaha Health Insurance Association, an entity we must pay insurance premiums. He also doubles as President of Yamaha Benefit Club, an entity we must pay membership dues.

3) Hiroo Okabe

Hiroo Okabe doubles as Chairman of Guangzhou Yamaha-Pearl River Piano Inc., a company with which we and our wholly owned subsidiaries have sales transactions of products and the like.

2. Toru Hasegawa is the nominee for outside director.
3. Following are the special notes concerning the nominee for outside director.

Toru Hasegawa

1) We anticipate that he will make use of his experience as an ex-director of Yamaha Motor Co., Ltd. and give advice to the management of the Company. Therefore, we will propose that he be elected as an outside director.
2) Over the past five years he has been the president and representative director and the chairman of the Board of Directors of Yamaha Motor Co., Ltd., an affiliate of the Company.
3) During his term of office as the chairman of the Board of Directors of Yamaha Motor Co., Ltd., the above company violated the Foreign Exchange and Foreign Trade Control Law.
4) His term of office as an outside director of the Company shall have been four years, at the conclusion of this Ordinary General Shareholders' Meeting.
5) The Company has entered into an agreement with him to limit the liability for damage stipulated in Article 423, Paragraph 1 of the Corporate Law. The details of this agreement are as follows:

He has entered into an agreement with the Company to limit the liability for damage stipulated in Article 423, Paragraph 1 of the Corporate Law. As a result, the maximum amount of liability under the agreement will be the minimum amount stipulated in laws and regulations.

Proposal 3 – Election of Two Corporate Auditors

Two corporate auditors, Naomoto Ota and Kunio Miura, will complete their respective terms of office at the conclusion of this meeting. Accordingly, we will propose to elect two corporate auditors.A

This Proposal was agreed upon in advance by the Board of Corporate Auditors.

The table below indicates the nominees for those positions.

No.	Name (Date of Birth)	Brief personal history; Position and charge of the Company (Representative positions held at other companies, etc.)		No. of the Company shares held
1	Kunio Miura (February 13, 1953)	April 1979: March 1988: April 1988: April 1997: June 2003:	Appointed as a judge Retired from the Bench Registered as a practicing lawyer (Osaka Bar Association) Joined Seiki Naoyoshi Law Office Established Komoto and Miura Law Office (to the present) Corporate Auditor of the Company (to the present)	0
2	Tokihisa Makino (February 20, 1950)	April 1968: April 2000: February 2001: June 2003: June 2006:	Entered the Company General Manager of Accounting and Finance Division Executive Officer Director Advisor (to the present)	8,682

Notes:

1. The nominees for corporate auditors have no special interests in the Company.
2. Kunio Miura is the nominee for outside corporate auditor.
3. Following are the special notes concerning the nominee for outside corporate auditor.

   Kunio Miura

   1) We anticipate that he will make use of his legal expertise and the wide range of views he has developed over his many years as a judge and lawyer, for the auditing of the management of the Company. Therefore, we will propose that he will be elected as an outside corporate auditor.
   2) He has never been directly involved in corporate management. As a lawyer, however, he has detailed knowledge of corporate legal affairs and sufficient knowledge of corporate governance. Therefore, we consider that he will appropriately discharge his duties as an outside corporate auditor.
   3) His term of office as an outside corporate auditor of the Company shall have been four years, at the conclusion of this Ordinary General Shareholders' Meeting.
   4) The Company has entered into an agreement with him to limit the liability for damage stipulated in Article 423, Paragraph 1 of the Corporate Law. The details of this agreement are as follows:

      He has entered into an agreement with the Company to limit the liability for damage

stipulated in Article 423, Paragraph 1 of the Corporate Law. As a result, the maximum amount of liability under the agreement will be the minimum amount stipulated in laws and regulations.

Proposal 4 – Payment of Bonuses to Directors and Corporate Auditors

In consideration of the operating results of this fiscal year and other factors, we will propose the payment of bonuses of 100 million yen in the aggregate (85 million yen in the aggregate to directors (including 1 million yen to one outside director) and 15 million yen in the aggregate to corporate auditors (including 2 million yen to two outside corporate auditors)) to eight directors and four corporate auditors in office at the end of this fiscal year, comprehensively.

Proposal 5 – Approval of the Introduction of Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)

We will propose the approval of the introduction of measures for large-scale purchases of company shares, in order to secure and enhance corporate value and the common interests of shareholders. Details of the measures are as follows.

1. Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Company believes that the composition of shareholders of Yamaha should be decided through free trading in the shares of the Company on the market, and that the final judgment as to whether to accept a purchase offer accompanying the transfer of controlling rights in the Company should be based on the will of all of the shareholders.

However, there is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or the common interests of their shareholders. In many cases a large purchase clearly impairs the corporate value of the targeted company and common interests of its shareholders, or exposes the shareholders of the targeted company to the risk of being forced to sell their shares, or fails to provide the Board of Directors and shareholders of the targeted company sufficient time and information to examine the purchaser's conditions or offer alternative plans, or requires the targeted company to negotiate with the purchaser in order to obtain more advantageous conditions than those offered by the purchaser.

The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders, including those actions enumerated in the aforementioned examples, are inappropriate as those who are to be entrusted with control over decision-making on the financial and business policies of the Company.

2. Effort to Contribute to Realization of Basic Policy

Yamaha's operational policy is "to grow as a company that keeps on creating new *Kando* (simultaneous feelings of deep satisfaction and intense excitement) and enriched culture together with people of the world through technology and artistry cultivated on the basis of sound and music." For that purpose, we endeavor to innovate new technologies, strengthen our ability to adapt to rapidly changing market environments, and meet customer expectations through the development and provision of products and services of consistently excellent quality, while striving to improve the effectiveness of our management and enhance our global competitiveness.

In our "YSD 50" mid-term management plan, we actively endeavor to (i) establish a sustainable and stable structure for high profits through improvement of profitability centered on the musical instrument business, (ii) create and develop original and high-quality products and businesses, and (iii) establish management structures with an emphasis on corporate social responsibility. We have prepared and reinforced production bases in China, steadily expanded our China business and professional audio equipment business, progressed strategically towards future business expansions, and stabilized environmental response and compliance activities in our corporate culture.

"Musical instruments, professional audio equipment and musical software, AV, IT, and electronic devices" based on sound, music, and network-related technologies are positioned as areas to drive the growth of the Group as a 'Sound Company' under the new "YGP 2010" mid-term management plan (Yamaha Growth Plan 2010). For other businesses, meanwhile, YGP 2010 calls for renewed efforts to increase the group corporate value by establishing a solid position in each industry as a diversified practice business area.

The Company will be appropriating the profits that arise from business growth to R&D, sales investment, facilities investment, and other engines for further growth, while adopting dividend measures with a stronger emphasis on dividend ratios compared to before and closer consideration of shareholder returns.

The Company endeavors to conduct its business taking into account the balance of interests among its respective stakeholders. The Company declares its commitments to each of the stakeholders—shareholders, customers, employees and local society—as set forth below and aims to fulfill those commitments. The Company believes that it can maximize corporate value in the long run by maintaining the balance of interests among the respective stakeholders and raising the levels of satisfaction of each.

Commitment to Shareholders:	Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns and achieving productivity using high-quality, transparent management and practicing disclosure
Commitment to Customers:	Yamaha will fully satisfy its customers by offering high-quality products and services created with new and traditional technologies, creativity, and artistry while carrying on with its activities as a brand that is known, trusted, and loved.

Commitment to People who Work with Us:

The people who burnish the Yamaha brand and create the Yamaha value are all of those in working relationships with Yamaha. Yamaha will develop relationships of mutual trust with all of those who work with Yamaha in accordance with fair rules based on social norms, and strive to be an organization in which individuals can fully realize their abilities and work with self-realization, confidence, and pride.

Commitment to Society:

Yamaha will give first priority to safety and care for the environment. Yamaha will be a good corporate citizen and observe laws and work ethically while developing the economy and contributing to local and global culture.

3. Efforts to Keep the Control over Decision-Making on Financial and Business Policies out of the Hands of Inappropriate Persons in Light of the Basic Policy

(1) Purpose of Introduction of the Plan

Over its long history of operations, the Yamaha Group has created a corporate structure like none other in the world. Under the Yamaha brand, we have developed core businesses anchored in music and sound. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to promote the popularization of music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships built on trust with business partners in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group. We believe that shareholders cannot make proper determinations on prospective future shareholder value without an adequate understanding of these and other corporate activities. For this reason, Yamaha has engaged in investor relations (IR) activities aimed at ensuring that investors and shareholders have an appropriate understanding of the value of the Company's shares. In the event of a sudden large purchase of Company shares, however, we believe that shareholders receive necessary and sufficient information from both the relevant purchaser and Yamaha's Board of Directors in order to promptly reach a proper decision on the propriety of the relevant purchaser's offer. In addition, it is especially important that shareholders contemplating long-term investment in the Company receive information on the expected effects of the relevant purchase on the Company and the large share purchaser's intentions with regard to participation in the Company's management and the shaping of specific management policies and business plans, including policies on the Company's relationships with employees, affiliates, business partners, customers, and other stakeholders. Likewise, we believe that the opinions of the Board of Directors on the relevant prospective

purchase are important decision-making criteria for shareholders.

Upon consideration of these factors, the Board of Directors has judged that it will be essential to develop a framework by which to avoid any purchase that may harm the corporate value of the Company or common interests of the Company's shareholders when any purchaser offers to make a large purchase of Company shares. The strategy for this framework is to ensure that the Company can secure sufficient information and time to allow the shareholders to decide whether to accept an offer for a large purchase, and to allow the Board of Directors of the Company to offer an alternative plan or to negotiate with the would-be purchaser on behalf of the Company's shareholders, etc.

In conclusion, the Board of Directors asks the shareholders to approve a policy (anti-takeover measures) for large purchases of Company shares (hereinafter, "the Plan"), as a part of the Company's efforts to keep the control of the decision-making on the financial and business policies of the Company out of the hands of inappropriate persons in light of the basic policy.

Note that Yamaha has not received a concrete offer for a large purchase of Company shares or reorganization of Yamaha group from a third party at present.

(2) Outline of the Plan

(a) Establishment of Procedures Relating to Implementation of the Plan

First of all, in order to secure and enhance the corporate value of the Company and common interests of the shareholders, when a purchaser purchases (purchase as defined in (a) of (3) "Procedures Relating to Implementation of the Plan" below; hereinafter, the same) shares etc. of the Company (shares etc. refer to those applicable to footnote 1 of (a)(i) or footnote 4 of (a)(ii) of (3) "Procedures Relating to Implementation of the Plan" below; hereinafter, the same), the Plan establishes a procedures for presenting the management's plan or alternative plans, etc. to shareholders or for conducting negotiations, etc. with the purchaser or the person offering to purchase the shares (hereinafter collectively referred to as the "Purchaser") upon securing a period for the Company to gather information and perform examinations, etc. concerning the relevant purchase by requesting the Purchaser to provide information on the relevant purchase in advance (please see (3) "Procedures Relating to Implementation of the Plan" below).

(b) Allocation of Stock Acquisition Rights without Compensation and Use of an Independent Panel

When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan (for details, please see (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below), the Company will grant all of its shareholders Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of Stock Acquisition Rights without compensation (as set forth in Article 277 and subsequent Articles of the Japanese Corporate Law), with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for Company

shares from persons other than the relevant Purchaser (details will be described in (5) "Overview of the Issue of Stock Acquisition Rights without Compensation" below, the "Stock Acquisition Rights" hereinafter).

For judgment on execution, non-execution, acquisition, etc. of Stock Acquisition Rights, in order to rule out arbitrary judgments by the Board of Directors, the Company has resolved to ensure transparency by entrusting the judgment solely to an independent panel (hereinafter the "Independent Panel") made up of (i) outside directors of the Company, (ii) outside corporate auditors of the Company, and/or (iii) knowledgeable persons outside the Company (corporate managers with proven track records, persons from governmental offices, persons with expert knowledge in the investment banking business, lawyers, certified public accountants, academic experts, etc.), all of whom are to remain independent of the Company in accordance with the Independent Panel Rules (for an outline, please see Exhibit 1), and in the meantime by the timely disclosure of information to shareholders. Mr. Kunio Miura (subject to the approval of Proposal 3 as proposed), Mr. Kunio Ito, and Mr. Haruo Kitamura (the latter two are knowledgeable persons outside the Company) are to assume posts as panel members on the Independent Panel at the initial introduction of the Plan (for the names, career summaries, etc. of the respective members, please see the Exhibit 2).

(c) Exercise of Stock Acquisition Rights and Acquisition of Stock Acquisition Rights by the Company

If Stock Acquisition Rights are issued without compensation in accordance with the Plan and Company shares are granted to shareholders other than the Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

(3) Procedures Relating to Implementation of the Plan

(a) Purchases Subject to the Plan

Under the Plan, Stock Acquisition Rights will be issued without compensation in accordance with the procedures prescribed in the Plan when a Purchaser makes a purchase of the type described in (i) or (ii) below or a purchase to which similar acts apply (hereinafter collectively referred to as the "Purchase").

(i) Concerning shares etc.[1] issued by the Company, any purchase that increases the holding ratio of shares etc.[2] of the holder[3] to 20% or greater,

(ii) Concerning shares etc.[4] issued by the Company, a tender offer[5] that increases the total sum of

[1] As defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan; hereinafter the same unless otherwise provided.

[2] As defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law of Japan; hereinafter the same.

[3] Includes holders in accordance with Paragraph 3, Article 27-23 of the Securities and Exchange Law of Japan.

[4] As defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (ii) below.

[5] As defined in Paragraph 6, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same.

the ratio of ownership of shares etc.[6] relating to the tender offer and the ratio of ownership of the shares etc. of a Special Stakeholder[7] to 20% or greater.

(b) Request for Provision of Information by the Purchaser

A Purchaser who is to make a Purchase as prescribed in (a) above shall, prior to executing such Purchase, submit to the Company a written statement with all of the information that the Company needs to examine the details of the Purchase, as enumerated in the subsequent respective items (hereinafter "Necessary Information"), and a pledge avowing that the relevant Purchaser will comply with the procedures prescribed in the Plan upon Purchase (hereinafter collectively referred to as the "Purchase Explanation"), prepared in the form prescribed by the Company, unless the Board of Directors otherwise approves.

When the Board of Directors receives the aforementioned Purchase Explanation, it will promptly provide it to the Independent Panel. Then, if the Independent Panel judges that the contents of the description of the relevant Purchase Explanation are not sufficient as Necessary Information, the Independent Panel may itself request the Purchaser to submit additional Necessary Information or make such request via the Board of Directors, setting a reply deadline as necessary. In these instances, the Purchaser must provide the additional Necessary Information by the relevant deadline:

(i) Details of the Purchaser and the Purchaser's group (including Joint Shareholders[8], Special Stakeholders, and association members, as well as other constituent members if the said Purchaser is a fund), including the specific names, capital structure, and financial structure

(ii) The purpose, method, and nature of the Purchase, including the purchase price and form of payment, purchase timing, relevant transaction methods, legality of the proposed purchase method, and the possibility of purchase execution

(iii) The basis for determination of the purchase price, including the facts and assumptions on which the determinations are based, the calculation methods, the numerical information used to make the determinations, and the estimated contents of synergies arising from the series of transactions involved in the Purchase, and among these, the contents of synergies to be distributed to the minority shareholders

(iv) corroboration of purchase funding availability, including the specific name of the funding provider (including the material provider), procurement method, and nature of relevant transactions

[6] As defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same.

[7] This refers to a "Special Stakeholder" as defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law of Japan (including any person to whom, in the opinion of the Board of Directors, this definition applies); provided, however, any person referred to in Item 1 of the relevant paragraph shall exclude any person prescribed in Paragraph 2, Article 3 of the Cabinet Order Concerning Disclosure of Tender Offer of Shares etc. by Persons Other than Issuer; likewise hereinafter.

[8] This refers to a Joint Shareholder as set forth in Paragraph 5, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed by the Board of Directors to be a Joint Shareholder in accordance with Paragraph 6 of the relevant provisions; the same shall apply hereinafter.

(v) Management policies, business plans, capital policies and dividend policies of the Company following completion of the Purchase

(vi) Policies pertaining to the treatment of employees, business partners, customers, and other stakeholders of the Company following the Purchase

(vii) Other information reasonably judged by the Independent Panel to be necessary

When it is recognized that a Purchaser has begun a Purchase without following the procedures prescribed in the Plan, the Independent Panel will in principle recommend to the Board of Directors the implementation of an issuance of Stock Acquisition Rights without compensation as described in (d)(i) below, unless there are special circumstances that necessitate the holding of consultations and negotiations, etc. with the Purchaser on continuing requests for the submission of the Purchase Explanation and Necessary Information.

(c) Examination of the Nature of the Purchase, Negotiations with the Purchaser, and Presentation of an Alternative Plan

(i) Request to the Board of Directors for information provision

When the Purchaser submits the Purchase Explanation and the additional Necessary Information at the request the Independent Panel (if any), the Independent Panel may also request the Board of Directors to provide an expeditious presentation of an opinion on the nature of the Purchase by the Purchaser (including an opinion to the effect that the opinion is being held back, and hereinafter the same), supporting material for the opinion, an alternative plan (if any), and other information and materials considered to be necessary by the Independent Panel, within a reasonable period determined by the Independent Panel.

(ii) Examination by the Independent Panel

Should the Independent Panel determine that sufficient information and materials have been provided by the Purchaser and (if the Independent Panel has requested the Board of Directors to present information and materials as (i) above) the Board of Directors, the Independent Panel will then establish an examination period of no longer than 60 days, in principle (however, in accordance with the descriptions in (d)(iii) below, the Independent Panel reserves the right to extend and re-extend the relevant period by adopting resolutions; hereinafter the "Period for the Examination by the Independent Panel").

The Independent Panel shall, from the viewpoint of securing and enhancing the corporate value of the Company and common interests of the shareholders, examine the nature of the Purchase by the Purchaser, examine the alternative plan prepared by the Board of Directors, and gather information and conduct comparative examinations, etc. with regard to the business plans of the Purchaser and Board of Directors based on the information and materials provided by the Purchaser and Board of Directors, within the Period for the Examination by the Independent Panel. Additionally, when necessary, the Independent Panel will hold consultations and negotiations with the relevant Purchaser through the Board of

Directors in order to improve the nature of the relevant Purchase and thereby secure and enhance the corporate value of the Company and common interests of the shareholders, and thereupon present the alternative plan of the Company to the shareholders.

When the Independent Panel requests materials for examination, other information, consultations, negotiations, etc., either directly or through the Board of Directors, etc. within the Period for the Examination by the Independent Panel, the Purchaser must respond to this request promptly. Additionally, the Purchaser may not commence the Purchase until the Period for the Examination by the Independent Panel comes to end.

The Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants and other experts, at the expense of the Company, to ensure that the judgment by the Independent Panel furthers the corporate value of the Company and common interests of shareholders.

(iii) Information disclosure to shareholders

When the Independent Panel judges it appropriate, the Independent Panel will disclose to shareholders, either directly or through the Board of Directors, etc., the fact of the submission of the Purchase Explanations, an overview of the Purchase Explanations and Necessary Information, and other matters that the Independent Panel judges proper from among other information.

(d) Judgment method within the Independent Panel

When a Purchaser appears, the Independent Panel shall make recommendations to the Board of Directors according to the following procedures. When the Independent Panel gives a recommendation or adopts a resolution as prescribed in (i) to (iii) below to the Board of Directors, or when the Independent Panel judges it appropriate on other occasions, the Independent Panel will promptly disclose the fact of the relevant recommendation or resolution, an overview of the recommendation or resolution, and other matters judged appropriate by the Independent Panel (if the Independent Panel adopts a resolution for extension or re-extension of the Period for the Examination by the Independent Panel in accordance with (iii) below, this shall include the fact and overview of the reasons for and the period of the extension or re-extension of the period).

(i) When the Independent Panel recommends the implementation of the Plan

When the Purchaser fails to comply with the procedures as set forth in (b) or (c) above, or when the Independent Panel judges, based on its examination of the nature of the Purchase by the Purchaser or its consultations and negotiations with the Purchaser, that any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below applies to the Purchase, the Independent Panel will recommend to the Board of Directors implementation of the issuance of Stock Acquisition Rights without compensation regardless of the commencement or completion of the Period for the Examination by the Independent Panel.

However, if the Independent Panel judges, after it has recommended the implementation of the issuance of Stock Acquisition Rights without compensation, that any one of the following

events applies, the Independent Panel may make a separate recommendation, including a recommendation for the cancellation of the issuance of Stock Acquisition Rights without compensation up to the effectuation date of the issuance of the Stock Acquisition Rights without compensation or a recommendation for the acquisition of Stock Acquisition Rights without compensation on or after the date of effectuation of the issuance of the Stock Acquisition Rights without compensation and up to the day immediately preceding the first day of the exercise period for the Stock Acquisition Rights, and present such recommendation to the Board of Directors.

i) When the Purchaser withdraws from the Purchase or in any other case where the Purchase ceases to exist after the relevant recommendation

ii) When there are changes in the facts preconditioning the judgment of the relevant recommendation and the Purchase by the Purchaser is not applicable to any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below,

(ii) When the Independent Panel recommends that the Plan not be implemented

When the Independent Panel judges, based on its examination of the nature of the Purchase by the Purchaser or its consultations and negotiations with the Purchaser, that the Purchase by the Purchaser does not fall under any of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below, or, notwithstanding the request by the Independent Panel, when the Board of Directors fails to present an opinion as set forth in (c)(i) above or the information and materials requested by the Independent Panel within the prescribed period, the Independent Panel will recommend that the Board of Directors not implement the issuance of Stock Acquisition Rights without compensation, even if the Period for the Examination by the Independent Panel has come to an end.

However, if the Independent Panel judges, after it has recommended that the issuance of Stock Acquisition Rights without compensation not be implemented, that any subsequent changes have occurred in the facts that precondition the judgment of the relevant recommendation or that any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below applies to the Purchase by the Purchaser, the Independent Panel may make a separate recommendation, including a recommendation for the issuance of Stock Acquisition Rights without compensation, and present this recommendation to the Board of Directors.

(iii) When the Independent Panel extends the Period for the Examination by the Independent Panel

If the Independent Panel is incapable of giving a recommendation for or against the implementation of the issuance of Stock Acquisition Rights without compensation before the initial Period for the Examination by the Independent Panel comes to an end, the Independent Panel will adopt a resolution for extension of the Period for the Examination by the Independent Panel, within the scope considered necessary for examination of the nature of

the Purchase by the relevant Purchaser or consultations and negotiations with the relevant Purchaser, and examination of an alternative plan, etc. (the same procedures shall apply in case of re-extending the period after the relevant extension of the examination period).

When the Period for the Examination by the Independent Panel is extended by the resolution for extension above, the Independent Panel will continue to gather information and perform examination, and make its utmost efforts to recommend the implementation or non-implementation of the issuance of Stock Acquisition Rights without compensation or to present an alternative plan within the extended examination period.

(e) Resolutions by Board of Directors

When receiving the recommendation above from the Independent Panel, the Board of Directors will honor it to the fullest degree and, as an organ under the Japanese Corporate Law, promptly adopt a resolution with respect to implementation or non-implementation of the issuance of Stock Acquisition Rights without compensation (including the cancellation of the issuance of Stock Acquisition Rights without compensation).

The Board of Directors shall, when adopting the resolution above, promptly disclose information on the overview of the relevant resolution and other matters judged proper by the Board of Directors.

(4) Requirements for the Issuance of Stock Acquisition Rights without Compensation

The Company is to issue Stock Acquisition Rights without compensation by resolution of the Board of Directors as stated in (e) of (3) Procedures Relating to Implementation of the Plan above if any one of the following items applies to the Purchase by the Purchaser. As stated in (d) of (3) Procedures Relating to Implementation of the Plan above, the applicability of the following requirements must be determined solely based on the judgment of the Independent Panel, and by no other means.

(a) The Purchaser fails to provide information and secure the Period for the Examination by the Independent Panel as provided in (b) of (3) Procedures relating to Implementation of the Plan above, or fails to comply with other procedures provided in the Plan.

(b) The Purchase poses a risk of clear infringement of the joint interests of the shareholders and the corporate value of the Company through the actions enumerated in the following or similar actions:

  (i) a buyout of shares followed by an inducement for the repurchase of the relevant shares by the Company at an inflated price,

  (ii) management initiatives implemented for the benefit of the Purchaser at the expense the Company, such as the acquisition of material assets of the Company at a low price through a temporary seizure of control over the management of the Company,

  (iii) misappropriation or disposal of the assets of the Company to repay or to pledge as collateral for the debts of the Purchaser or the group companies of the Purchaser, etc.

(iv) Upon temporary seizure of control over the management of the Company, the inflation of the Company dividends with the proceeds gained by selling off valuable Company assets not currently in use, or the sale of the Company's shares with the intention of profiting from a rapid increase in the stock price after the stock price has been inflated by temporarily high dividends.

(c) The Purchaser poses a risk of forcing shareholders to engage in a de facto sale of the shares by means such as a coercive two-stage purchase (to make a stock purchase, such as a tender offer, without soliciting the purchase of all the shares in the first purchase, and setting disadvantageous purchase conditions or deliberately making the conditions unclear for shareholders in the second stage).

(d) The Purchase is made without granting the period that the Company will reasonably require to prepare and present an alternative plan for the relevant Purchase.

(e) The Purchase is made without providing the Necessary Information or other sufficient information considered to be reasonably necessary for judging the nature of the Purchase.

(f) The conditions for the Purchase, including the purchase price, form of payment, purchase timing, legality of the proposed purchase method, the possibility of purchase execution, and the policies pertaining to the treatment of the employees, business partners, customers, and other stakeholders of the Company following the Purchase, are substantially insufficient or inappropriate in consideration of the intrinsic value of the Company.

(g) The Purchase damages the brand of the Company, damages relationships with the shareholders, employees, business partners, customers, and other persons essential to creating and upholding the corporate value of the Company, and poses a serious risk of harming the joint interests of the shareholders and corporate value of the Company

(5) Overview of the Issuance of Stock Acquisition Rights without Compensation

Following is an Overview of the issuance of Stock Acquisition Rights without compensation to be implemented in accordance with the Plan (for details of Stock Acquisition Rights, please see Exhibit 3 "GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION").

(a) Number of Stock Acquisition Rights to be issued

The number of Stock Acquisition Rights to be issued will be the final number corresponding to the total number of issued shares of the Company on the issue date (hereinafter the "Issue Date") separately determined by resolution of the Board of Directors on the issuance of Stock Acquisition Rights without compensation (hereinafter, the "Resolution on the Issuance of Stock Acquisition Rights without Compensation") (however, the number of shares of the Company held by the Company at the relevant point of time must be deducted).

(b) Shareholders entitled to receive Stock Acquisition Rights

One share option will be granted without compensation for each share held by shareholders other than the Company recorded in the register of shareholders or the register of beneficial

shareholders as of the Issue Date.

(c) Date when the issuance of Stock Acquisition Rights takes effect

The Board of Directors shall separately determine the date on which the issuance of Stock Acquisition Rights takes effect in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

(d) Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be ordinary shares, and unless a separate adjustment is made, one share shall be granted for each Stock Acquisition Right exercised (the "Number of Shares Covered by Stock Acquisition Rights").

(e) Amount to be paid upon the exercise of Stock Acquisition Rights

The consideration of the payment upon the exercise of Stock Acquisition Rights shall be money, and the amount per share of the Company to be paid upon the exercise of Stock Acquisition Rights shall be equal to an amount separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation, within the range of ¥1 at minimum to half of the market price of one share of the Company stock at maximum.

(f) Exercise period for the Stock Acquisition Rights

The exercise period for the Stock Acquisition Rights shall be the period separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of one to two months, starting from the date on which the issuance of Stock Acquisition Rights takes effect or a date separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation. However, if the Company acquires Stock Acquisition Rights in accordance with (i) (ii) below, the exercise period for the Stock Acquisition Rights relating to the relevant acquisition shall be up to the business day immediately preceding the relevant acquisition date. Additionally, if the final day of the exercise period falls on a holiday at the payment handling bank for the payment of moneys paid in upon exercise, the final day shall be the next business day at that place.

(g) Exercise conditions for Stock Acquisition Rights

(i) Specified Large Shareholders[9], (ii) Specified Joint Shareholders, (iii) Specified Large Purchasers[10], (iv) Special Stakeholders of the Specified Large Purchasers, or (v) persons who are assigned or succeed Stock Acquisition Rights from persons to which any item from (i) to

[9] A "Specified Large Shareholder" means a holder of shares etc. issued by the Company, for whom the ratio of shares etc. held relating to the relevant shares etc. is recognized by the Board of Directors to be 20% or greater.

[10] A "Specified Large Purchaser" means a person who has publicly disclosed his/her plan to make a purchase (as defined in Paragraph 1 of Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (iii)) by a tender offer of shares etc. (as defined in Paragraph 1 of Article 27-2 of said Law; likewise hereinafter in (iii)) of the Company issued by the Company, when, after the relevant purchase, the Board of Directors of the Company has recognized that the total sum of the ratio of ownership of shares etc. relating to the possession (including the case to be similar to the case as provided in Paragraph 1 of Article 7 of the Enforcement Order of the Securities and Exchange Law of Japan) of the relevant person and the ratio of ownership of shares etc. of

(iv) above applies without obtaining approval by the Board of Directors, or (vi) related parties to a person[11] stated in (i) to (v) above (hereinafter persons to which any item from (i) to (vi) apply shall be collectively referred to as the "Specified Purchaser") may not in principle exercise the Stock Acquisition Rights. Additionally, non-residents of Japan for whom prescribed procedures are necessary upon the exercise of the Stock Acquisition Rights under the applicable laws of the foreign country may not exercise the Stock Acquisition Rights, either (however, certain persons among non-residents, such as persons who can utilize the application exclusion provisions under the applicable laws of the relevant foreign country, can exercise Stock Acquisition Rights, and the Stock Acquisition Rights of non-residents may be subject to acquisition by the Company in consideration of the stock of the Company as stated in (i) below. For details, please see Exhibit 3 "GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION").

(h) Transfer of Stock Acquisition Rights
Stock Acquisition Rights may only be transferred with the approval of the Board of Directors.

(i) Acquisition of Stock Acquisition Rights by the Company
(i) The Company may, at any time until the day preceding the first day of the exercise period for Stock Acquisition Rights, acquire all Stock Acquisition Rights without compensation, as of a day separately determined by the Board of Directors, when the Board of Directors judges it appropriate for the Company to acquire Stock Acquisition Rights.
(ii) The Company may acquire, as of a day separately determined by the Board of Directors, all Stock Acquisition Rights that remain unexercised by the business day preceding the relevant date, from among the Stock Acquisition Rights held by persons other than Specified Purchaser, and in exchange may grant the stock of the Company in the Number of Shares Covered by Stock Acquisition Right per Stock Acquisition Right. The Company may acquire such Stock Acquisition Rights multiple times.

For definitions of the terms used in the above and specifics, please see Exhibit 3 "GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION."

(6) Effective Period of the Plan

The Plan shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Meeting of Shareholders to be held in 2010. If Stock Acquisition Rights without compensation are issued in accordance with the Plan, a resolution shall be adopted at a meeting of the Board of Directors within the period.

Special Stakeholders with the relevant person is 20% or greater.

[11] A "related party" of a person refers to a person recognized by the Board of Directors to be a person who has substantial control over the relevant person, who is substantially controlled by the relevant person, or who is under the same control as the relevant person, or a person recognized by the Board of Directors to be a person who acts in collaboration with the relevant person. "Control" refers to "cases of control over decision-making on the financial and business policies" of other companies, etc. (as defined in Paragraph 3 of Article 3 of the Enforcement Regulations of the Corporate Law of Japan).

(7) Repeal, Revision and Amendment of the Plan

If, at any time from the introduction of the Plan up to the scheduled expiration of the relevant period, the repeal of the Plan is adopted by a resolution of either (i) the general shareholders meeting of the Company or (ii) a Board of Directors made up of directors elected at the general shareholders meeting of the Company, the Plan shall be repealed at the relevant point. Accordingly, the Plan may be repealed in accordance with the will of shareholders. Moreover, the Board of Directors may revise or amend the Plan with approval of the Independent Panel even during the effective period of the Plan, within a scope that does not oppose the purport of the resolution of the general shareholders meeting relating to the approval of the introduction of the Plan.

If the Plan is repealed, revised, or amended, the Company will promptly disclose the fact of the relevant repeal, revision, or amendment and (in the case of a revision or amendment) disclose the contents of the revision or amendment and other matters judged appropriate by the Board of Directors or the Independent Panel.

Please note that the provisions of laws and ordinances cited in the Plan are the provisions in effect as of April 27, 2007. When necessary upon the establishment of new laws and ordinances or the revision of existing laws and ordinances on and after that day, the provisions or meanings of terms, etc. in the Plan may be changed and read within a reasonable scope upon taking into consideration the purports of the relevant new enactment or revision and repeal by the Board of Directors.

4. The facts that the Plan is based on the Basic Policy, that the Plan does not Harm the Common Interests of the Shareholders of the Company, and that the Plan is not effected for the Purpose of Maintaining the Status of the Executives of the Company, and the Grounds for those facts.

(1) The Requirements for the Guidelines with Regard to the Anti-takeover Measures are Completely Satisfied.

The Plan completely satisfies the three principles stipulated in "Guidelines Concerning Anti-Takeover Measures for Securing and Enhancing Corporate Value and the Common Interests of Shareholders" announced by the Ministry of Economy, Trade and Industry and Ministry of Justice on May 27, 2005 (e.g., the principle of securing and enhancing corporate value and common interests of shareholders, the principle of prior disclosure and reflection of the will of shareholders, and the principle of necessity and proportionality).

(2) The Plan has been Introduced in Order to Secure and Enhance the Common Interests of Shareholders.

As stated in 3.(1) "Purpose of Introduction of the Plan" above, the Plan is introduced in order to secure and enhance the corporate value of the Company and common interests of the shareholders by securing sufficient information and time to enable the shareholders to judge whether to accept the offer for the relevant Purchase, to allow the Board of Directors of the Company to offer an alternative plan, or to enable the Board of Directors to negotiate with the Purchaser on behalf of the

shareholders, etc. when a Purchaser makes an offer to purchase the Company shares.

(3) The Plan Shall Reflect the Will of the Shareholders.

As stated in 3.(1) the "Purpose of introduction of the Plan" above, the Plan is introduced subject to a resolution for approval of the Plan at the Ordinary General Shareholders Meeting. Moreover, as stated in 3.(7) "Repeal, Revision, and Amendment of the Plan" above, if a resolution for the repeal of the Plan is adopted at the ordinary general shareholders meeting before the expiration of the effective period of the Plan, the Plan shall be repealed at the relevant point of time, and in that sense, the will of the shareholders will be reflected in the repeal or existence of the Plan.

(4) The Judgment of Highly Independent Outsiders will be Emphasized and Information will be Disclosed.

The Company establishes the Independent Panel as an organ to perform objective and substantial judgment on the implementation of the Plan for shareholders and rules out arbitrary judgments by the Board of Directors upon the introduction of the Plan.

The Independent Panel will be made up of three or more panel members independent from the management of the Company, from amongst: (i) outside directors of the Company, (ii) outside corporate auditors of the Company, or (iii) knowledgeable persons outside the company (as stated in 3.(2) "Overview of the Plan" (b) above, Mr. Kunio Miura (subject to the approval of Proposal 3 as proposed), Mr.Kunio Ito, and Mr. Haruo Kitamura will be the members of the Independent Panel at the introduction of the Plan).

When Company shares are purchased, as stated in 3.(3) "Procedures Relating to Implementation of the Plan" above, the Independent Panel will judge whether the relevant Purchase will harm the corporate value of the Company or common interests of the shareholders in accordance with the Independent Panel Rules, and the Board of Directors will honor this judgment to the fullest degree and adopt a resolution as an organ under the Japanese Corporate Law.

As stated here, the Independent Panel exercises strict supervision to ensure that the Board of Directors will not implement the Plan arbitrarily, and an overview of the judgment by the Panel is disclosed to shareholders. Thus, a scheme for the transparent operation of the Plan as appropriate to the corporate value of the Company and common interests of shareholders is secured.

(5) Reasonable Objective Requirements for Implementation of the Plan are Established.

As stated in (d) of 3.(3) "Procedures Relating to Implementation of the Plan" (d) above and 3.(4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" above, the Plan is established in a manner that ensures it will not be implemented unless reasonable and detailed objective requirements determined in advance are satisfied. Thus, a scheme for preventing the arbitrary implementation of the Plan by the Board of Directors is secured.

(6) Opinions from Third Party Experts are Acquired.

As stated in (c) of 3.(3) "Procedures Relating to Implementation of the Plan" (c) above, when a Purchaser appears, the Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants and other experts, at the expense of the Company. In so doing, the fairness and objectiveness of the judgments by the Independent Panel will be even further enhanced.

(7) The Term of Office of Directors of the Company is One Year.

The term of office of Directors of Yamaha is one year. Therefore, it is possible to reflect the will of shareholders in the Plan through the yearly election of directors.

(8) The Plan is Not a Dead-hand Type Defensive Measure or a Slow-hand Type Defensive Measure.

As stated in 3.(7) "Repeal, Revision, and Amendment of the Plan," the Plan can be repealed by a Board of Directors made up of directors elected at the ordinary general shareholders meeting of the Company. Thus, it is possible for a person who purchases a large amount of shares etc. of the Company to appoint directors at the Ordinary General Shareholders Meeting and then to repeal the Plan via a board of directors made up of such directors.

Therefore, the Plan is not a dead-hand type defensive measure (a defensive measure whose implementation cannot be avoided even after a majority of the constituent members of the Board of Directors are replaced).

Moreover, as Yamaha has not adopted a system of staggered terms of office, the Plan is not a slow-hand type defensive measure (a defensive measure whose implementation cannot be avoided until sufficient time has elapsed, as it is impossible to replace the constituent members of the Board of Directors in one round).

5. Impact on Shareholders

(1) Impact on Shareholders When the Plan is Introduced

When the Plan is introduced, the issuance of Stock Acquisition Rights without compensation itself is not implemented, so there is no direct specific impact on the rights and interests of shareholders and investors.

(2) Impact on Shareholders by the Issuance of Stock Acquisition Rights without Compensation

(a) Procedures for the issuance of Stock Acquisition Rights without compensation and transfer procedures

When a Resolution on the Issuance of Stock Acquisition Rights without Compensation is adopted at the Board of Directors meeting, the Company will determine the issue date at the relevant resolution and give public notice. In this instance, one Stock Acquisition Right will be granted

without compensation for each share held by shareholders recorded in the final register of shareholders or the register of beneficial shareholders as of the Issue Date (hereinafter "shareholders entitled to receive Stock Acquisition Rights"). Accordingly, shareholders must complete registration transfer procedures promptly by the Issue Date (share certificates deposited in the Japan Securities Depository Center do not need to be transferred). Shareholders entitled to receive Stock Acquisition Rights will automatically be Stock Acquisition Rights holders relevant to the Stock Acquisition Rights on the date when the issuance of the relevant Stock Acquisition Rights takes effect, so application procedures, etc. are unnecessary.

Even after the Resolution on the Issuance of Stock Acquisition Rights without Compensation is once adopted, the Company may, upon deferring to the recommendation by the Independent Panel described in (d) (i) of 3.(3) "Procedures Relating to Implementation of the Plan" above to the fullest degree, cancel the issuance of Stock Acquisition Rights without compensation by the date when the issuance of Stock Acquisition Rights takes effect, or acquire the Stock Acquisition Rights without compensation from the date when the issuance of Stock Acquisition Rights takes effect by the day preceding the first day of the exercise period for the Stock Acquisition Rights. Because the value per share is not diluted under these circumstances, those shareholders or investors who have sold the shares in anticipation of a dilution of the value per share may incur reasonable losses due to changes of the stock price.

(b) Procedures for the Exercise of Stock Acquisition Rights

The Company will in principle send to shareholders entitled to receive Stock Acquisition Rights the Stock Acquisition Right Exercise Application (including necessary matters such as the class and number of Stock Acquisition Rights to be exercised, the date of exercise of the Stock Acquisition Rights, matters for representations and warranties by shareholders themselves on the satisfaction of the exercise conditions of the Stock Acquisition Rights, etc., and indemnification provisions and other pledges, in the form prescribed by the Company) and other necessary documents for the exercise of Stock Acquisition Rights. After the issuance of Stock Acquisition Rights without compensation, shareholders will submit the necessary documents within the exercise period for the Stock Acquisition Rights and pay to the payment handling bank the exercise price determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of ¥1.00 at minimum to half of the market price of one share of stock of the Company at maximum, whereupon one share of stock of the Company will be issued per Stock Acquisition Right, in principle.

Should a shareholder fail to exercise the Stock Acquisition Rights and pay moneys equivalent to the exercise price, the Company shares held by the shareholder will be diluted by the exercise of Stock Acquisition Rights by other shareholders.

However, the Company may acquire Stock Acquisition Rights from shareholders other than the Specified Purchaser in accordance with (c) below and then issue shares in exchange. If the Company conducts such acquisition procedures, shareholders other than the Specified Purchaser will receive shares without exercising Stock Acquisition Rights or paying moneys equivalent to the

exercise price, and the Company shares held will not be diluted in principle.

(c) Procedures for the acquisition of Stock Acquisition Rights by the Company

When the Board of Directors resolves to acquire Stock Acquisition Rights, the Company may acquire Stock Acquisition Rights from shareholders other than the Specified Purchaser and then grant Company shares to the relevant shareholders in exchange on the date separately determined by the Board of Directors in accordance with legal procedures. In this instance, the relevant shareholders will receive one share of stock of the Company per Stock Acquisition Right in principle without paying moneys equivalent to the exercise price, in consideration of acquisition by the Company of Stock Acquisition Rights. In this instance, the Company may request the relevant shareholders to submit Pledges in the form prescribed by the Company, including matters for representations and warranties by shareholders that they themselves are not the Specified Purchaser, etc., indemnification provisions, and other pledges, separately.

In addition to the above, the Company will publicly announce or notify shareholders of the details of the method for issuance, exercise, and acquisition of Stock Acquisition Rights by the Company once the Resolution on the Issuance of Stock Acquisition Rights without Compensation is adopted. You are therefore requested to confirm the relevant contents.

EXHIBIT 1

Overview of Independent Panel Rules

- The Independent Panel is established by resolution of the Board of Directors.
- The number of panel members of the Independent Panel shall be three (3) or greater, and they shall be elected by the Board of Directors from among (i) outside directors of the Company, (ii) outside corporate auditors of the Company, and/or (iii) knowledgeable persons outside the company.

  However, knowledgeable persons outside the company must be either corporate managers with proven track records, persons from governmental offices, persons with expert knowledge in the investment banking business, lawyers, certified public accountants, academic experts, or other similar persons, and must execute agreements with due diligence obligation provisions with the Company, as designated by the Company.
- The terms of office of the panel members of the Independent Panel assuming their respective posts at the initial introduction of the Plan shall expire at the close of the first meeting of the Board of Directors subsequent to the Ordinary General Meeting of Shareholders to be held in 2010, unless otherwise determined by resolution by the Board of Directors. Additionally, when a panel member who also acts as an outside director or outside corporate auditor ceases to be a director or corporate auditor of the Company (except for cases where he/she is reappointed), his/her term of office as a member of the Independent Panel shall also end.
- The Independent Panel determines matters enumerated in the subsequent respective items and recommends to the Board of Directors the contents of determinations with reasoning. The Board of Directors will honor the recommendations by the Independent Panel to the fullest degree and, as an organ under the Japanese Corporate Law, adopt resolutions with respect to implementation or non-implementation of issuance of Stock Acquisition Rights without compensation. Each member of the Independent Panel and each Director of the Company must determine such matters from the viewpoint of whether such matters will contribute to the interests of the Company, and must not pursue self interest or the interest of the management of the Company.
  (i) whether to issue Stock Acquisition Rights without compensation,
  (ii) cancellation of issuance of Stock Acquisition Rights without compensation or acquisition of Stock Acquisition Rights without compensation
  (iii) other matters to be judged by the Board of Directors and subject to consultation with the Independent Panel by the Board of Directors.
- In addition to the above, the Independent Panel performs the matters enumerated in the subsequent respective items:
  (i) Judgment on whether the relevant Purchase is to be targeted for implementation of the Plan,
  (ii) determination of the information to be provided to the Independent Panel by the Purchaser and Board of Directors, and the reply deadline,
  (iii) establishment and extension of the Period for the Examination by the Independent Panel,

(iv) detailed verification and examination of the nature of the Purchase by the Purchaser,
(v) negotiations and consultations with the Purchaser via the Board of Directors,
(vi) request for the submission of an alternative plan, and examination and presentation of the alternative plan,
(vii) approval relating to the revision or amendment of the Plan,
(viii) other matters determined in the Plan to be performable by the Independent Panel,
(ix) other matters separately determined by the Board of Directors to be performable by the Independent Panel

- The Independent Panel shall, if the descriptions of the Purchase Explanation are not sufficient as Necessary Information, request the Purchaser to additionally submit Necessary Information. Moreover, if the Purchaser submits a Purchase Explanation and additional Necessary Information at the request to the Independent Panel, the Independent Panel may also request to the Board of Directors to present its opinion on the nature of the Purchase by the Purchaser, with supporting materials for the opinion, as well as an alternative plan (if any) and other information and materials considered to be necessary by the Independent Panel, within a prescribed reasonable period.
- The Independent Panel will, if necessary, hold consultations and negotiations with the Purchaser through the Board of Directors in order to improve the nature of the relevant Purchase from the viewpoint to secure and enhance the corporate value of the Company and common interests of the shareholders, and provide the shareholders with the alternative plan.
- The Independent Panel may request the attendance of directors, corporate auditors, executive officers, employees, and other persons judged necessary by the Independent Panel and request explanations of the matters required by the Independent Panel for necessary information gathering.
- The Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants, and other experts at the expense of the Company.
- Each panel member of the Independent Panel may convene the Independent Panel whenever a large purchase of the Company shares is offered or another event occurs.
- Resolutions of the Independent Panel shall in principle be adopted by a majority of the Panel Members present, and the present members shall be made up of all of the Panel Members. If a panel member is unable to be present or if there is any other reason for his/her absence, however, the resolutions of the Independent Panel may be adopted by a majority vote of the Panel Members in attendance who constitute a majority of the total number of Members.

(Translation Only)

EXHIBIT 2

Career Summaries of Independent Panel Members

Mr. Kunio Miura

April 1979:	Appointed as a judge
March 1988:	Retired from the bench
April 1988:	Registered as a practicing lawyer (Osaka Bar Association) Joined Seiki Naoyoshi Law Office
April 1997:	Established Komoto and Miura Law Office To the present
June 2003:	Assumed office as an Outside Corporate Auditor of the Company To the present

Mr. Kunio Ito

March 1984:	Assistant Professor, Hitotsubashi University
April 1992:	Professor, Faculty of Commerce and Management, Hitotsubashi University To the present
August 2002:	Dean, Graduate School of Commerce and Management, Hitotsubashi University
December 2004:	Vice President, Hitotsubashi University
December 2006:	Professor, Graduate School of Commerce and Management, Hitotsubashi University To the present

Mr. Haruo Kitamura

September 1983:	Joined Arthur Andersen Joint Office of Certified Public Accountants
March 1987:	Registered as a certified public accountant
August 2002:	Established Kitamura Certified Public Accountant Office To the present
June 2004:	Appointed as an Outside Corporate Auditor of ROHM CO., LTD. To the present
December 2005:	Appointed as an Outside Director of Sumisho Grainger Co., Ltd. (current name: MonotaRO Co., Ltd.) To the present

EXHIBIT 3

GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION

I. Determination of Matters with Respect to the Issuance of Stock Acquisition Rights without Compensation

(1) Details and number of Stock Acquisition Rights to be issued

Details of Stock Acquisition Rights (hereinafter "Stock Acquisition Rights," respectively or collectively) issued to shareholders shall be in accordance with the descriptions in II below, and the number of Stock Acquisition Rights to be issued will be the final number corresponding to the total number of issued shares of the Company on the issue date (hereinafter the "Issue Date") separately determined by resolution of the Board of Directors on the issuance of Stock Acquisition Rights without compensation (hereinafter the "Resolution on the Issuance of Stock Acquisition Rights without Compensation") (however, the number of shares of the Company held by the Company at the relevant point of time must be deducted).

(2) Shareholders entitled to receive Stock Acquisition Rights

One share option will be granted without compensation for each share held by shareholders other than the Company recorded in the register of shareholders or the register of beneficial shareholders as of the Issue Date.

(3) Date when the issuance of Stock Acquisition Rights takes effect

The Board of Directors shall separately determine the date on which the issuance of Stock Acquisition Rights takes effect in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

II. Details of Stock Acquisition Rights

(1) Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

1) The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be common shares, and one share shall be granted for each Stock Acquisition Right exercised (the "Number of Shares Covered by Stock Acquisition Rights"). However, in the event of a share split or a share consolidation of the Company's common stock, the Number of Shares Covered by Stock Acquisition Rights shall be adjusted according to the following formula, with resulting fractions of less than one share being discarded, without cash adjustment.

   Number of Shares Covered by Stock Acquisition Rights after adjustment = Number of Shares Covered by Stock Acquisition Rights before adjustment × Ratio of share split or share consolidation

2) The number of Shares Covered by Stock Acquisition Rights after adjustment shall be applicable on and after the day following the record date in the case of a share split, and on

and after the day following the effective date in the case of a share consolidation.

3) In addition to the cases provided in 1) above, if there occurs any action that changes or may change the number of issued shares of the Company (except for the number of shares of the Company held by the Company), such as an issuance of shares without compensation, merger, demerger, etc., and such action requires an adjustment of the Number of Shares Covered by Stock Acquisition Rights, the Number of Shares Covered by Stock Acquisition Rights shall be reasonably adjusted in consideration of the conditions, etc. for issuance of shares without compensation, the merger, demerger or other action.

(2) Amount to be paid upon the exercise of Stock Acquisition Rights

1) The amount to be paid upon the exercise of one Stock Acquisition Right shall be the Exercise Price (as defined in 2) below) multiplied by the Number of Shares Covered by Stock Acquisition Rights

2) The amount to be paid upon the exercise of one Stock Acquisition Right per share of stock of the Company (hereinafter the "Exercise Price") shall be the amount separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation, within a range from ¥1 at minimum to half of the market price of one share of stock of the Company at maximum. "Market price" means an average of the closing prices (including quotations) of ordinary transactions in the common shares of the Company on the TSE for ninety (90) days from the day preceding the Resolution on the Issuance of Stock Acquisition Rights without Compensation, retroactively (excluding dates without closing prices), with fractional numbers of less than ¥1 rounded up.

(3) Exercise period for Stock Acquisition Rights

The Exercise period for the Stock Acquisition Rights shall be the period separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of one to two months, starting on the date that the issuance of Stock Acquisition Rights takes effect or a date separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation. However, if the Company acquires Stock Acquisition Rights in accordance with the provisions of (7) 2) below, the exercise period for the Stock Acquisition Rights relating to the relevant acquisition shall be up to the business day immediately preceding the relevant acquisition date. Additionally, if the final day of the exercise period falls on a holiday at the payment handling bank for the payment of moneys paid in upon the exercise, the final day shall be the next business day at that place.

(4) Conditions for the exercise of Stock Acquisition Rights

1) (i) Specified Large Shareholders, (ii) Specified Large Joint Shareholders, (iii) Specified Large Purchasers, (iv) Special Stakeholders of the Specified Large Purchasers, or (v) persons who are assigned or succeed Stock Acquisition Rights from persons to which any item from (i) to

(iv) above applies without obtaining approval by the Board of Directors, or (vi) related parties of a person stated in (i) to (v) above (hereinafter persons to which any item from (i) to (vi) apply shall be collectively referred to as the "Specified Purchaser") may not exercise Stock Acquisition Rights.

The terms used above shall be defined as below:

(i) a "Specified Large Shareholder" means a holder (including persons included the category of shareholders under Paragraph 3, Article 27-23 of the Securities and Exchange Law of Japan) of shares etc. (as defined in Paragraph 1, Article 27-23 of said Law; hereinafter the same unless otherwise provided) issued by the Company, for whom the ratio of shares etc. held (as defined in Paragraph 4, Article 27-23 of said Law) relating to the relevant shares etc. is recognized by the Board of Directors to be 20% or greater.

(ii) a "Joint Shareholder" means a Joint Shareholder as set forth in Paragraph 5, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed by the Board of Directors to be a Joint Shareholder in accordance with Paragraph 6 of the relevant provisions.

(iii) a "Specified Large Purchaser" means a person who has publicly disclosed his/her plan to make a purchase (as defined in Paragraph 1 of Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (iii)) by a tender offer (as defined in Paragraph 6 of Article 27-2 of said Law) of shares etc. (as defined in Paragraph 1 of Article 27-2 of said Law; likewise hereinafter in (iii)) of the Company issued by the Company, when, after the relevant purchase, the Board of Directors of the Company has recognized that the total sum of the ratio of ownership of shares etc. (as defined in Paragraph 8 of Article 27-2 of said Law; hereinafter the same) relating to the possession (including the case to be similar to the case as provided in Paragraph 1 of Article 7 of the Enforcement Order of the Securities and Exchange Law of Japan) of the relevant person and the ratio of ownership of shares etc. of Special Stakeholders with the relevant person is 20% or greater.

(iv) a "Special Stakeholder" means a "Special Stakeholder" as defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law of Japan (including any person to whom, in the opinion of the Board of Directors, this definition applies); provided, however, any person referred to in Item 1 of the relevant paragraph shall exclude any person prescribed in Paragraph 2, Article 3 of the Cabinet Order Concerning Disclosure of Tender Offer of Shares etc. by Persons Other than Issuer.

(v) a "related party" of a person refers to a person recognized by the Board of Directors to be a person who has substantial control over the relevant person, who is substantially controlled by the relevant person, or who is under the same control as the relevant person, or a person recognized by the Board of Directors to be a person who acts in collaboration with the relevant person. "Control" refers to "cases of control over decision-making on the financial and business policies" of other companies, etc. (as defined in Paragraph 3 of

Article 3 of the Enforcement Regulations of the Corporate Law of Japan).

2) Notwithstanding 1) above, the persons enumerated in items (i) to (iv) below shall not be a Specified Large Shareholder or Specified Large Purchaser:
   (i) the Company, subsidiaries of the Company (as defined in Paragraph 3 of Article 8 of the Rules Concerning the Term, Style and Methods for the Creation of Financial Statements, etc.), or affiliates of the Company (as defined in Paragraph 5 of Article 8 of the said Rule),
   (ii) the person who, in the opinion of the Board of Directors, is subject to the requirements stated in 1) (i) above, who has no intention of controlling the Company, and who shall not become a Specified Large Shareholder as referred to in 1) (i) above through disposition, etc. of the shares etc. of the Company he/she holds within ten (10) days (*provided*, the Board of Directors may extend such period) after such person becomes a Specified Large Shareholder as referred to in 1) (i) above,
   (iii) the person who is deemed by the Board of Directors to have become a Specified Large Shareholder as referred to in 1) (i) above not through the intent of the person himself, but due to acquisition of treasury stock by the Company or for another reason (*provided*, this shall exclude persons who thereafter newly acquire shares etc. of the Company under their own volition),
   (iv) the person whose acquisition or possession of the shares etc. of the Company is judged by the Board of Directors not to be harmful to the corporate value of the Company or to the shareholders' common interests (The Board of Directors may recognize separately that the person judged to be a Specified Purchaser, etc. is not harmful to the corporate value of the Company or the shareholders' common interests. If the Board of Directors judges that such person is not harmful to the corporate value of the Company or the shareholders' common interests under certain conditions, this shall be limited to cases where the relevant conditions are satisfied.).

3) When a person located in an area under a relevant jurisdiction subject to foreign laws and ordinances is allowed to exercise Stock Acquisition Rights and there is a need to (i) perform the prescribed procedures, (ii) satisfy the prescribed conditions (including prohibition of exercise for a certain period, submission of prescribed documents and other), or (iii) perform both of the above (hereinafter the "Exercise Procedures and Conditions under Governing Law" collectively), the person located in the area under the relevant jurisdiction may exercise the Stock Acquisition Rights only if the Board of Directors judges that the relevant Exercise Procedures and Conditions under Governing Law have all been performed or satisfied. If the Board of Directors judges that these have not been performed or satisfied in this case, the person may not exercise the Stock Acquisition Rights. The Board of Directors bears no obligation to perform or satisfy the Exercise Procedures and Conditions that the Company is required to perform under Governing Law when the Company allows a person located in an area under the relevant jurisdiction to exercise Stock Acquisition Rights. Moreover, if the

laws and ordinances in force in the area under the relevant jurisdiction prohibit the Company from allowing the person located in the area under the relevant jurisdiction to exercise Stock Acquisition Rights, the person located in the area under the relevant jurisdiction may not exercise the Stock Acquisition Rights.

4) Notwithstanding 3) above, a person located in the United States may exercise Stock Acquisition Rights only when the person represents and warrants to the Company that (i) he/she is an accredited investor as defined under Rule 501(a) of the US Securities Act of 1933 and besides pledges that (ii) the resale of the common stock of the Company to be acquired as a result of the exercise of the Stock Acquisition Rights he/she holds will be carried out only by ordinary transactions on the Tokyo Stock Exchange (provided, that resale shall not be based on prior agreements or performed through prior solicitation). Only in the foregoing cases shall the Company perform or satisfy the Exercise Procedures and Conditions under Governing Law that must be performed or satisfied in relation to Regulation D of the US Securities Act of 1933 and state laws in the United States when the relevant person located in the United States exercises the relevant Stock Acquisition Rights. If, due to amendment of laws in the United States or similar reasons, the Board of Directors judges that the legal exercise of the Stock Acquisition Rights by a person located in the United States cannot be allowed under US Securities Law even when (i) and (ii) above are satisfied, persons located in the United States may not exercise Stock Acquisition Rights.

5) A person who holds Stock Acquisition Rights may exercise the Stock Acquisition Rights only when he or she submits to the Company a document observing the provisions with respect to the representations and warranties that the person is not a Specified Purchaser, etc., that the person is not exercising the Stock Acquisition Rights for a person judged to be a Specified Purchaser, etc., and that the person satisfies the exercise conditions of the Stock Acquisition Rights etc., a document observing the indemnification provisions or other matters prescribed by the Company, and other documents required under relevant laws and ordinances.

6) If the provisions of (4) hereof prohibit a person who holds Stock Acquisition Rights from exercising the Stock Acquisition Rights, the Company will bear no liability to compensate the loss or any other liability to the said person who holds the Stock Acquisition Rights.

(5) Capital stock and capital reserves to be increased when stock is issued by the exercise of Stock Acquisition Rights

The amounts of capital stock and capital reserves to be increased shall be amounts separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

(6) Restrictions on transfer of Stock Acquisition Rights

1) Stock Acquisition Rights shall only be transferred with the approval of the Board of Directors.

2) When a person who is to transfer Stock Acquisition Rights is located outside Japan and is

incapable of exercising Stock Acquisition Rights in accordance with (4) 3) and 4) above (excluding Specified Purchaser, etc.), the Board of Directors shall determine whether or not to grant its approval in accordance with 1) above, based on consideration as to whether the following matters are satisfied:

(i) on transfer of all or part of the Stock Acquisition Rights by the person located in an area under the relevant jurisdiction, written deposits created and signed or affixed with inscriptions of the names and seals of the transferor and transferee (including representation and warranty provisions, indemnification provisions, and penalty provisions relevant to (ii) to (iv) below) have been submitted,

(ii) the transferor or transferee can be clearly judged not to be a Specified Purchaser, etc.,

(iii) the transferee is clearly not located in an area under the relevant jurisdiction, and besides is not a person to accept the transfer of Stock Acquisition Rights on behalf of a person located in an area under the relevant jurisdiction,

(iv) the transferee is clearly not a person to accept the transfer of Stock Acquisition Rights on behalf of the Specified Purchaser, etc.

(7) Acquisition of Stock Acquisition Rights by the Company

1) The Company may, at any time until the day preceding the first day of the exercise period of Stock Acquisition Rights, acquire all Stock Acquisition Rights without compensation, as of a day separately determined by the Board of Directors, when the Board of Directors judges it appropriate for the Company to acquire the Stock Acquisition Rights.

2) The Company may acquire, as of a day separately determined by the Board of Directors, all Stock Acquisition Rights that remain unexercised by the business day preceding the relevant date, from among the Stock Acquisition Rights held by persons other than the Specified Purchaser, and in exchange may grant the stock of the Company in the Number of Shares Covered by Stock Acquisition Right per Stock Acquisition Right. The Company may acquire such Stock Acquisition Rights multiple times.

(8) Issuance of Stock Acquisition Rights in the case of merger (only when the Company is to be merged), absorption-type demerger, incorporation-type demerger, share-for-share exchange, or share transfer, and the conditions for the foregoing

The Board of Directors shall decide on the above separately in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

(9) Issuance of Stock Acquisition Right certificate

Stock Acquisition Right certificates relating to Stock Acquisition Rights shall not be issued.

(10) Modifications due to revision, etc. of laws

The provisions of the laws and ordinances cited above are the provisions in effect as of April 27,

2007. When necessary upon the new enactment or the revision or repeal of laws and ordinances on and after that day, the provisions or meanings of terms, etc. as provided in the above respective provisions may be changed and read within a reasonable scope upon taking into consideration the purports of the relevant new enactment or revision and repeal by the Board of Directors.

(Translation Only)

Concerning Procedures for Exercise of Voting Rights Via the Internet

1. For shareholders who exercises voting rights via the Internet

The following items should be verified when exercising voting rights via the Internet.

(1) It is only possible to exercise voting rights via the Internet by using the following Internet address designated by the Company (http://www.web54.net). This Internet address cannot be accessed by mobile telephones.

(2) When exercising voting rights via the Internet it is necessary to use the voting rights code and password noted on the right side of the voting rights form. The password provided is effective only for the 183rd Ordinary General Shareholders' Meeting. A different password will be issued for the next Meeting.

(3) Shareholders voting via the Internet are requested to exercise their voting rights prior to 5:00 p.m. (JST) on Monday, June 25, 2007, after reviewing the Reference Documents for the General Meeting of Shareholders.

(4) When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid vote.

(5) When a shareholder exercises voting rights via the Internet and by the Exercise of Voting Rights form, the vote via the Internet will be deemed the valid vote.

(6) Shareholders will bear the expenses incurred when accessing the Internet to exercise shareholder voting rights.

* For questions related to exercising shareholder voting rights via the Internet, please contact the following:

Chuo Mitsui Bank and Trust Company
Securities Agent Web Support
Tel: 0120-65-2031 (toll-free)
Service hours (except Saturday, Sunday, and holidays): 9:00 a.m. ~ 9:00 p.m.

2. For intuitional investors

If you are a nominee shareholder such as an administrative trust bank (including a standing proxy), and apply in advance for the platform for exercising voting rights via the Internet, you may use such platform as a method for exercising your voting rights via the Internet at this meeting.

END